
2966

2005

EASTGROUP PROPERTIES Inc



"Total average annual returns to EastGroup shareholders have been 21% or greater for each of the past one, three, five, ten and fifteen year periods. We are pleased with this consistent track record of creating value for our shareholders."

David H. Hoster II



EastGroup Strategy

Increasing shareholder value through targeted development, recycling of capital and internal growth.

Submarket driven investments where location sensitive tenants want to be.

Clustering of multi-tenant, business distribution properties around transportation features.

Diversification in Sunbelt growth markets.


29
28
20
10
13
Florida
Texas
California
Arizona
Other

PORTFOLIO BY STATE (COST)

The three states of Florida, Texas and California will account for nearly one half of the total United States population growth between 2000 and 2030.

—*U. S. Census Bureau*


San Francisco
Fresno
Santa Barbara
Los Angeles
San Diego
Phoenix
Tucson
Denver
El Paso
San Antonio
Dallas
Houston
Memphis
Jackson
New Orleans
Jacksonville
Orlando
Tampa
Ft. Myers
Ft. Lauderdale/
Palm Beach

Properties ▲ *Development* *Corporate Headquarters* *Regional Offices*

Accomplishments

Total return to shareholders of 23% for 2005 and an average annual total return of 21% or greater for the past three, five, ten and fifteen year periods.

13th consecutive year of dividend growth and paid 104th consecutive quarterly dividend.

Funds from Operations of $57.7 million or $2.64 per share—an increase of 6%.

EastGroup added to the S&P Smallcap 600 Index.

Equity market capitalization in excess of $1 billion and total market capitalization of $1.5 billion.

EastGroup Profile

EastGroup Properties, Inc. is a self-administered equity real estate investment trust focused on the development, acquisition and operation of industrial properties in major Sunbelt markets throughout the United States with an emphasis in the states of California, Florida, Texas and Arizona. The Company's strategy for growth is based on its property portfolio orientation toward premier business distribution facilities clustered near major transportation features in supply constrained submarkets. EastGroup's portfolio currently includes 21.9 million square feet with an additional 910,000 square feet under development.

The Company, which was organized in 1969, is a Maryland corporation and adopted its present name when the current management assumed control in 1983. The Company completed secondary common share underwritings in 1994, 1997 and 2005, direct placements of common shares in 1997 and 2003 (May and November), a perpetual preferred share underwriting in 1998 (redeemed in 2003), and a direct placement of perpetual preferred shares in 2003. Four public REITs have been merged into EastGroup—Eastover Corporation in 1994, LNH REIT, Inc. and Copley Properties, Inc. in 1996 and Meridian Point Realty Trust VIII in 1998.

EastGroup's common shares and Series D preferred shares are traded on the New York Stock Exchange under the symbols "EGP" and "EGP PrD," respectively.

Financial Highlights

		2005	2004	2003
Operations *($ in thousands, for year ended December 31)*				
Revenues	$	126,752	114,321	107,241
Net income available to common stockholders	$	19,567	20,703	12,748
Funds from operations	$	57,733	52,576	47,145
Property Portfolio *(at year end)*				
Real estate properties, at cost	$	1,021,841	887,506	842,577
Total assets	$	863,538	768,664	729,267
Total debt	$	463,725	390,105	338,272
Stockholders' equity	$	364,864	351,806	366,945
Number of real estate properties		180	171	167
Square feet of real estate properties		21,736,000	20,484,000	19,259,000
Common Share Data				
Net income available to common stockholders per diluted share	$	.89	.98	.70
Funds from operations per diluted share [1]	$	2.64	2.49	2.36
Dividends per share	$	1.94	1.92	1.90
Shares outstanding *(in thousands at year end)*		22,031	21,059	20,854
Share price *(at year end)*	$	45.16	38.32	32.38

(in thousands at year end)

	2005	2004	2003
(1) Diluted shares for earnings per share	21,892	21,088	18,194
Convertible preferred stock	–	–	1,814
Diluted shares for funds from operations	21,892	21,088	20,008



Letter to the Shareholders

The past year was good for industrial real estate, for EastGroup and for our shareholders. Our markets experienced generally improving basic fundamentals with increased leasing activity and a stabilizing or growth in rents. We achieved higher Funds from Operations (FFO) per share for the second consecutive year, and total return to shareholders exceeded both the National Association of Real Estate Investment Trusts (NAREIT) equity index average and our industrial peer group average returns.

EastGroup's strategy is simple, and it is working. We develop, acquire and operate multi-tenant business distribution facilities for customers who are location sensitive. Our properties are designed for users primarily in the 5,000 to 50,000 square foot range and are clustered around transportation features in supply constrained submarkets in major Sunbelt metropolitan areas.

Shareholder Return

Value creation and consistency are key measures of a company's success. In 2005, EastGroup shareholders received a total return (dividends plus common share appreciation) of 23%. Our average annual total return over the past three years was 28%, 23% for five years, 21% for ten years and 22% for 15 years—which is longer than most REITs have been in existence.

Results

Funds from operations for 2005 were $57.7 million or $2.64 per share as compared to $52.6 million or $2.49 per share for 2004, an increase of 6.0%. This improvement, which followed a 5.5% increase of FFO per share in 2004, was due primarily to higher average occupancy during the year, the incremental growth in our development program and our 2004 and 2005 acquisitions. The fourth quarter of 2005 was our sixth consecutive quarter of increased FFO as compared to the same quarter in the previous year.

Please note that EastGroup calculates FFO based on NAREIT's definition which excludes gains on the sale of depreciable real estate. In addition, we differ from our industrial REIT peer group in that 99% of our FFO comes from rental income and does not include substantial income from fees or joint venture transactions.

The occupancy of our properties was 94.3% at the end of the fourth quarter which was our highest quarter-end occupancy since the first quarter of 2001 and a 1.1% increase over year-end 2004 results. In 2006, we expect to continue our historical pattern of occupancy decreasing in the first quarter due to the termination of a number of short-term holiday related leases and then increasing during each of the subsequent three quarters.

Occupancy in our four core states of Florida, Texas, Arizona and California was 94.8% compared to 90.8% in the noncore markets. Our best specific major markets at year-end were Orlando, Tampa, Dallas, Houston and Los Angeles.

With improving leasing results, the next step should be rent growth. For 2005, EastGroup achieved rent growth with the straight lining of rents (rent averaging) but not before straight lining (cash comparisons). Our strongest major markets (before straight lining) were Tampa, South Florida, San Antonio and Phoenix.

In looking at internal growth, we are pleased with our continuing achievement in same property operating results (properties owned during both periods of comparison). In 2005, same property operating results were improved for every quarter, and the fourth quarter represented the tenth consecutive quarter of improvement in this important operating statistic.

We plan to maintain this trend in internal operations in 2006.

Financial Strength

The strength, flexibility and conservatism of EastGroup's balance sheet are illustrated by our year-end statistics. At December 31, our equity market capitalization exceeded $1 billion, and total market capitalization was $1.5 billion. Our debt-to-total market capitalization was 31%, and floating rate bank debt was approximately 8% of total capitalization. For 2005, our interest coverage ratio was 3.6 times, and the fixed charge coverage was 3.2 times, both of which were about the same as for 2004 and 2003. In October, Fitch Ratings reaffirmed our investment grade issuer rating (BBB-).

In the spring, we took advantage of attractive capital markets and sold 860,000 shares of newly issued common stock. The transaction generated net proceeds of $31.6 million which helped fund property acquisitions and our expanding development program.

On the debt side, we currently have a $175 million unsecured revolving credit facility with a group of nine banks. This line, which had $113 million drawn at year-end, is primarily used to fund our development program and property acquisitions. As market conditions permit, we employ fixed-rate, nonrecourse first mortgage debt to replace the short-term bank borrowings. We deal directly with a number of major insurance company lenders, which keeps loan costs down and also expedites the transaction process. *(continued on page 8)*

AVERAGE ANNUAL TOTAL RETURN PERFORMANCE


40
35
30
25
20
15
10
5
0
percentage
1
3
5
10
15
years

SUNPORT *(developed 2000-present)*

SUNPORT I *(2001)*

SUNPORT II *(2001)*

SUNPORT III *(2002)*



Sunport Center is strategically located along the Beachline Expressway in south Orlando. It contains 371,000 square feet in six buildings developed by EastGroup over the past six years.



SUNPORT VI *(2006)*

SUNPORT V *(2005)*

SUNPORT IV *(2004)*




TOTAL RETURN PERFORMANCE
EastGroup
NAREIT
S&P
190,000
170,000
150,000
130,000
110,000
90,000
70,000
50,000
30,000
10,000
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005



We completed a $39 million nonrecourse first mortgage in November secured by five properties. The ten-year loan has a fixed interest rate of 4.98% and a 20-year principal amortization schedule.

Earlier in the year, we completed a $13.3 million nonrecourse mortgage loan secured by Industry Distribution Center II in which we have a 50% ownership interest. The ten-year loan has an interest rate of 5.31% and a 25-year amortization schedule.

During 2006, we expect to obtain two or three mortgage loans for a total of approximately $100 million in new longer term financings. This represents a higher level of mortgage borrowing than we have done in past years and is due primarily to both increased development activity in 2005 and 2006 and the need to refinance approximately $36 million of balloon payments on 2006 maturing mortgage loans. Based on current interest rates, this will be somewhat detrimental to earnings in the short-run but should enhance balance sheet stability and flexibility over the longer term.

EastGroup's level of leverage is well below those traditionally seen with real estate and below the 40.1% average for all equity REITs of debt-to-total market capitalization. As a result, we believe that we have significant borrowing capacity to quickly and easily take advantage of future investment opportunities.

Development

Our development program has been and, we believe, will continue to be both a creator of shareholder value and a major contributor to FFO with increased expectations for 2006 and 2007. Through development, we have the opportunity to add new, state-of-the-art properties to existing clusters of assets in targeted submarkets at a time when it is difficult to purchase quality distribution properties on acceptable economics.

Over the past nine years, EastGroup has developed 65 properties and three expansions with 5.3 million square feet and a total investment of approximately $270 million including properties currently in lease-up or under construction. All of these development assets are presently being held for investment and represent 24% of our current portfolio.

EastGroup is an "infill" site developer. Although we do a number of build-to-suit and partially preleased developments, we are comfortable initiating speculative development in submarkets where we have experience and a successful presence. In addition, a vast majority of our new developments are subsequent phases of multi-building projects. These development submarkets are supply constrained due to limited land for new industrial development or have cost or zoning barriers to entry. Our properties target customers in the 5,000 to 50,000 square foot range.

The leasing activity at our development properties has been good over the past year, and the basic fundamentals in our development markets are continuing to improve. As a result, our development starts in 2005 increased to a projected total investment of over $54 million, and we hope to start at least $70 million of new development in 2006.

At year-end, our development program consisted of 15 properties containing 940,000 square feet under construction or in lease-up. Six of the properties were in lease-up and nine were under construction. This represents more than a doubling of the size of our program at the end of 2004 and is the highest level ever for EastGroup. These developments are geographically diversified in Orlando, Tampa, Fort Lauderdale, Houston, San Antonio, Chandler (Phoenix) and Santa Barbara (a redevelopment).

In order to support a growing development effort, it is essential to have an adequate inventory of developable land. During 2005, we acquired 188 acres in seven transactions totaling $18.3 million. Our development pipeline now contains 270 acres with another 38 acres under contract to purchase. This total provides us with the potential to develop approximately 3.8 million square feet of new industrial space, an increase of 84% since the beginning of 2005.

In Orlando, we added 32 acres to our Southridge Commerce Park development where we already owned 53 acres increasing its potential total buildout to over one million square feet and started construction of our third and fourth buildings there. In Tampa, we purchased 66 acres which represented all of the remaining undeveloped industrial land in Oak Creek Commerce Park where we already owned two buildings. Our first development there is now under construction. We also acquired 10 acres in Fort Myers and have another 20 acres under contract to purchase. This is a new market for EastGroup, and we view it as an extension of our successful Tampa operations. We expect to start our first building in Fort Myers this summer.

(continued on page 13)

Our development program has been and, we believe, will continue to be both a creator of shareholder value and a major contributor to FFO with increased expectations for 2006 and 2007.



SOUTHRIDGE V *(2006)*

SOUTHRIDGE *(developed 2004-present)*

SOUTHRIDGE I *(2006)*





SOUTHRIDGE IV *(under construction)*

SOUTHRIDGE III *(future construction)*



Our Southridge Commerce Park development in Orlando is designed to consist of 13 buildings with a total of over 1,000,000 square feet. The first two buildings are complete and two are currently under construction. The Orlando chapter of NAIOP named EastGroup "Developer of the Year" in 2005 for Southridge which is adjacent to the Beachline Expressway in Orlando Central Park.

SOUTHRIDGE II *(under construction)*



Dividends

[illegible]04th Consecutive Quarterly Dividend Paid in 2005

[illegible]th Consecutive Year of Dividend Growth

[illegible]% Average Annual Increase in Dividends Since 1992



In Houston, we made two land additions totaling 32 acres to our World Houston International Business Center development and acquired 33 acres at Freeport Commerce Center where we already own a building. The World Houston land increases our remaining development potential there to over 670,000 square feet. The Freeport land will support approximately 575,000 square feet of development, and we plan to begin construction of the first three buildings in the near future.

As part of our Arion Business Park acquisition in San Antonio, we purchased 15.5 acres of land which will support four new buildings. We began construction of the first two of these buildings last fall.

Since the beginning of 2006, we have transferred our first Southridge building in Orlando and our third Executive Airport building in Fort Lauderdale into the portfolio. Our second Southridge building and Palm River South II in Tampa will move into the portfolio in the second quarter. All four properties are 100% leased.

Capital Recycling

Recycling of capital through asset sales and the redeployment of the proceeds in acquisitions and development continues to be an integral part of our strategy. This process allows us to upgrade the quality, location and growth potential of our assets.

During 2005, our transaction activity was more heavily weighted towards acquisitions rather than sales. We acquired seven properties with a total of 1,210,000 square feet and a combined investment of $75 million. Two are located in San Antonio (722,000 square feet), two in Houston (151,000 square feet) and one each in Jacksonville (181,000 square feet), Tampa (112,000 square feet) and Tucson (44,000 square feet).

Our dispositions for the year included two properties in Memphis with 253,000 square feet and a small parcel of land in Tampa. These sales totaled $6.4 million and generated gains of $1.2 million.

When evaluating potential acquisitions, we ask ourselves whether we can add value to the proposed asset with new capital and leasing expertise or if that asset will simply add value to EastGroup through increasing an existing cluster of assets or, ideally, if both goals can be achieved. We believe that four of our seven 2005 acquisitions met both objectives.

In 2006, our goal is to acquire at least $30-35 million of operating properties but we actually hope to purchase more than that. The challenge is that we face very difficult acquisition environments in our core submarkets. Capital is continuing to flow into real estate resulting in more competition for assets, historically low yields and lower turnover of industrial properties fitting our investment criteria.

Dividends

In December, EastGroup paid its 104th consecutive quarterly common stock dividend to shareholders. The 2005 total dividend of $1.94 per share represented a 1% increase over the dividend per share in 2004, and 2005 was our 13th consecutive year of dividend growth. During this period, dividends have increased an average of over 5% annually.

In 2005, our dividend payout ratio of funds from operations was 73% which represented a decrease from last year's level of 77%. With anticipated continuing growth in FFO in 2006, we expect to further reduce our payout ratio this year.

Board of Directors

We thank Alex Anagnos, who retired from the Board in May, for his many years of loyal service as a Director of EastGroup. His extensive business wisdom and sage advice will be missed.

We welcome Mary Beth Shanahan McCormick who joined the Board in June as a Director. Mary Beth was formerly responsible for all of the real estate investments of the Ohio Public Employees Retirement System and brings a broad range of real estate experience to EastGroup.

The Future

EastGroup is well positioned for future growth in earnings. We are located in growing Sunbelt markets. Our development program is at its highest level ever and has an increasing pipeline. We have been able to make a variety of attractive acquisitions in our major markets. Property operating results have been positive for ten consecutive quarters. Our balance sheet continues to be strong and flexible. The trends are good.

DAVID H. HOSTER II
President and CEO
March 1, 2006



DIVIDEND GROWTH
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.01
$1.03
$1.16
$1.23
$1.28
$1.34
$1.40
$1.48
$1.58
$1.80
$1.88
$1.90
$1.92
$1.94
2.0%
12.6%
6.0%
4.1%
4.7%
4.5%
5.7%
6.8%
13.9%
4.4%
1.1%
1.0%
1.0%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Dividend paid for the year
Percentage increase year to year

EastGroup's World Houston International Business Center development is situated between Houston's Beltway 8 and the George Bush Intercontinental Airport. We own 19 buildings with a total of 1,458,000 square feet, have two buildings with 131,000 square feet under construction and have 52 acres for the future development of another 735,000 square feet.




WH 1 (1998)
WH 2 (1998)
WH 15 (under construction)
WH 16 (2005)
WH 17 (2004)
WH 14 (2003)
WH 20 (2004)
WH 13 (2002)
WH 3 (1998)
WH 4 (1998)
WH 19 (2004)
WH 12 (2002)
WH 10 (2001)
WH 9 (1999)
WH 6 (1998)
WH 11 (2001)

(acquired/developed 1998-present)

WORLD HOUSTON


WH 18 (2005)
WH 5 (1998)
WH 7 (1999)
WH 8 (1999)
WH 21 (under construction)

WORLD HOUSTON
INTERNATIONAL BUSINESS CENTER



EastGroup Properties

Property	Location	Size		Percentage Leased 2/28/2006	Year Acquired	Cost Before Depreciation 12/31/2005
Florida						
JACKSONVILLE						
Deerwood Distribution Center	Jacksonville, FL	126,000 SF		100%	1989/93	$ 4,313,000
Phillips Distribution Center (3)	Jacksonville, FL	161,000 SF		97%	1994/95	7,177,000
Lake Pointe Business Park (9)	Jacksonville, FL	376,000 SF		90%	1994	13,325,000
Ellis Distribution Center (2)	Jacksonville, FL	337,000 SF		100%	1997	8,562,000
Westside Distribution Center (4)	Jacksonville, FL	537,000 SF		100%	1997	17,160,000
Beach Commerce Center	Jacksonville, FL	46,000 SF		100%	2001	2,886,000
Interstate Distribution Center (2)	Jacksonville, FL	181,000 SF	1,764,000	100%	2005	7,683,000
ORLANDO						
Chancellor Center	Orlando, FL	51,000 SF		100%	1998	2,062,000
Exchange Distribution Center (3)	Orlando, FL	201,000 SF		100%	1994/02	7,135,000
Sunbelt Distribution Center (6)	Orlando, FL	300,000 SF		100%	1989/99	10,507,000
John Young Commerce Center 2)	Orlando, FL	98,000 SF		100%	1999/00	7,292,000
Altamonte Commerce Center (8)	Orlando, FL	186,000 SF		97%	1999/03	8,560,000
Sunport Center (5)	Orlando, FL	308,000 SF		100%	01/02/04/05	20,813,000
Southridge Commerce Park (Trsfd. 1/06)	Orlando, FL	70,000 SF	1,214,000	100%	2006	4,672,000
TAMPA						
56th Street Commerce Park (7)	Tampa, FL	181,000 SF		93%	1993/97	6,543,000
JetPort Commerce Park (11)	Tampa, FL	285,000 SF		92%	93/94/95/99	10,609,000
Westport Commerce Center (3)	Tampa, FL	140,000 SF		100%	1994	6,645,000
Benjamin Distribution Center (3)	Tampa, FL	123,000 SF		100%	1998/99	7,315,000
Palm River Center (2)	Tampa, FL	144,000 SF		100%	1998	6,798,000
Palm River North (3)	Tampa, FL	212,000 SF		96%	2000/01	12,258,000
Palm River South	Tampa, FL	79,000 SF		100%	2005	4,170,000
Walden Distribution Center (2)	Tampa, FL	212,000 SF		100%	1999/02	8,515,000
Oak Creek Distribution Center (3)	Tampa, FL	461,000 SF		100%	1999/03/05	19,352,000
Airport Commerce Center (2)	Tampa, FL	108,000 SF		100%	1999	5,890,000
Westlake Distribution Center (2)	Tampa, FL	140,000 SF		100%	2000/01	9,250,000
Expressway Commerce Center (3)	Tampa, FL	175,000 SF	2,260,000	79%	2003/04	10,814,000
FORT LAUDERDALE/PALM BEACH AREA						
Linpro Commerce Center (3)	Fort Lauderdale, FL	99,000 SF		100%	1996	3,909,000
Cypress Creek Business Park (2)	Fort Lauderdale, FL	56,000 SF		96%	1997	3,504,000
Lockhart Distribution Center (3)	Fort Lauderdale, FL	118,000 SF		100%	1997	4,839,000
Interstate Commerce Center	Fort Lauderdale, FL	85,000 SF		100%	1998	3,504,000
Executive Airport Distribution Center (3) (Bldg. 3-Trsfd. 1/06)	Fort Lauderdale, FL	140,000 SF		100%	2004/06	10,932,000
Sample 95 Business Park (4)	Pompano Beach, FL	209,000 SF		100%	1996/00	12,012,000
Blue Heron Distribution Center (4)	West Palm Beach, FL	210,000 SF	917,000	95%	1999/04	11,855,000
		6,155,000 SF	6,155,000			280,861,000
California						
SAN FRANCISCO AREA						
Wiegman Distribution Center (4)	Hayward, CA	262,000 SF		100%	1996	11,856,000
Huntwood Distribution Center (7)	Hayward, CA	514,000 SF		100%	1996	19,908,000
San Clemente Distribution Center	Hayward, CA	81,000 SF		100%	1997	2,989,000
Yosemite Distribution Center (2)	Milpitas, CA	102,000 SF	959,000	100%	1999	7,697,000
LOS ANGELES AREA						
Kingsview Industrial Center	Carson, CA	83,000 SF		100%	1996	3,216,000
Dominguez Distribution Center	Carson, CA	262,000 SF		100%	1996	11,155,000
Main Street Distribution Center	Carson, CA	106,000 SF		100%	2000	6,075,000
Walnut Business Center (2)	Fullerton, CA	234,000 SF		90%	1996	8,408,000
Washington Distribution Center	Santa Fe Springs, CA	141,000 SF		100%	1997	6,870,000
Ethan Allen Distribution Center	Chino, CA	300,000 SF		100%	1998	12,814,000
Industry Distribution Center (2)*	City of Industry, CA	881,000 SF		100%	1998/04	32,623,000
Chestnut Business Center	City of Industry, CA	75,000 SF	2,082,000	100%	2000	5,200,000
SANTA BARBARA						
University Business Center (4)**	Santa Barbara, CA	230,000 SF	230,000	100%	1996	29,595,000
FRESNO						
Shaw Commerce Center (5)	Fresno, CA	398,000 SF	398,000	99%	1998	15,110,000
SAN DIEGO						
Eastlake Distribution Center	San Diego, CA	191,000 SF	191,000	100%	1997	10,682,000
		3,860,000 SF	3,860,000			184,198,000
Texas						
DALLAS						
Interstate Warehouses (4)	Dallas, TX	371,000 SF		100%	1988/00/04	14,202,000
Venture Warehouses (2)	Dallas, TX	209,000 SF		65%	1988	6,292,000
Stemmons Circle (3)	Dallas, TX	99,000 SF		100%	1998	2,583,000
Ambassador Row Warehouses (3)	Dallas, TX	317,000 SF		100%	1998	7,240,000
North Stemmons (2)	Dallas, TX	149,000 SF		100%	2001/02	5,040,000
Shady Trail Distribution Center	Dallas, TX	118,000 SF	1,263,000	100%	2003	4,373,000
HOUSTON						
Northwest Point Business Park (4)	Houston, TX	232,000 SF		92%	1994	8,844,000
Lockwood Distribution Center (3)	Houston, TX	392,000 SF		100%	1997	7,499,000
West Loop Distribution Center (2)	Houston, TX	160,000 SF		96%	1997/00	6,523,000

** EGP owns 50% of IDC II. ** EGP owns 80% of this property. ( ) Represents number of buildings.*

Property	Location	Size		Percentage Leased 2/28/2006	Year Acquired	Cost Before Depreciation 12/31/2005
HOUSTON *(cont'd)*						
World Houston International Business Center (19)	Houston, TX	1,458,000 SF		99%	1998-05	69,733,000
America Plaza	Houston, TX	121,000 SF		100%	1998	5,718,000
Central Green Distribution Center	Houston, TX	84,000 SF		100%	1999	4,694,000
Glenmont Business Park (2)	Houston, TX	212,000 SF		76%	2000/01	8,180,000
Techway Southwest (2)	Houston, TX	220,000 SF		88%	2002/04	10,249,000
Freeport Tech Center	Houston, TX	188,000 SF		100%	2002	6,743,000
Kirby Business Center	Houston, TX	125,000 SF		100%	2004	3,901,000
Clay Campbell Distribution Center (2)	Houston, TX	118,000 SF	3,310,000	75%	2005	3,740,000
EL PASO						
Butterfield Trail (9)	El Paso, TX	750,000 SF		65%	1997/00	25,608,000
Rojas Commerce Park (3)	El Paso, TX	172,000 SF		89%	1999	6,215,000
Americas 10 Business Center	El Paso, TX	98,000 SF	1,020,000	100%	2003	4,150,000
SAN ANTONIO						
Alamo Downs Distribution Center (2)	San Antonio, TX	253,000 SF		79%	2004	7,970,000
Arion Business Park (14)	San Antonio, TX	524,000 SF		98%	2005	35,875,000
Wetmore Business Center (4)	San Antonio, TX	198,000 SF	975,000	85%	2005	12,298,000
		6,568,000 SF	6,568,000			267,670,000
Arizona						
PHOENIX AREA						
Broadway Industrial Park (6)	Tempe, AZ	315,000 SF		100%	1996-02	14,454,000
Kyrene Distribution Center (2)	Tempe, AZ	130,000 SF		100%	1999/02	6,557,000
Southpark Distribution Center	Chandler, AZ	70,000 SF		100%	2001	4,226,000
Santan 10 Distribution Center	Chandler, AZ	65,000 SF		100%	2005	3,732,000
Metro Business Park (5)	Phoenix, AZ	189,000 SF		96%	1996	11,394,000
35th Avenue Distribution Center (2)	Phoenix, AZ	124,000 SF		100%	1997	2,972,000
Estrella Distribution Center	Phoenix, AZ	174,000 SF		75%	1998	5,476,000
51st Avenue Distribution Center	Phoenix, AZ	79,000 SF		100%	1998	2,625,000
East University Distribution Center (2)	Phoenix, AZ	145,000 SF		100%	1998	5,839,000
55th Avenue Distribution Center	Phoenix, AZ	131,000 SF		100%	1998	4,966,000
Interstate Commons Distribution Center (3)	Phoenix, AZ	195,000 SF		93%	1999/01	7,701,000
Airport Commons Distribution Center	Phoenix, AZ	63,000 SF	1,680,000	100%	2003	2,627,000
TUCSON						
Chamberlain Distribution Center	Tucson, AZ	154,000 SF		100%	1997/03	5,617,000
Airport Distribution Center	Tucson, AZ	162,000 SF		67%	1998	6,069,000
Southpointe Distribution Center	Tucson, AZ	206,000 SF		100%	1999	5,736,000
Benan Distribution Center	Tucson, AZ	44,000 SF	566,000	75%	2005	2,563,000
		2,246,000 SF	2,246,000			92,554,000
Tennessee						
MEMPHIS						
Senator Street Distribution Center (3)	Memphis, TN	185,000 SF		85%	1997/98	5,538,000
Air Park Distribution Center	Memphis, TN	92,000 SF		65%	1998	2,404,000
Lamar Distribution Center	Memphis, TN	125,000 SF		100%	1998	3,659,000
Delp Distribution Center (2)	Memphis, TN	172,000 SF		30%	1998	4,127,000
Crowfarn Distribution Center	Memphis, TN	106,000 SF		0%	1998	2,481,000
Southeast Crossing (3)	Memphis, TN	348,000 SF		61%	1999	13,732,000
		1,028,000 SF	1,028,000			31,941,000
Louisiana						
NEW ORLEANS						
Elmwood Business Park (5)	New Orleans, LA	262,000 SF		100%	1997	11,409,000
Riverbend Business Park (3)	New Orleans, LA	591,000 SF		100%	1997	21,944,000
		853,000 SF	853,000			33,353,000
Colorado						
DENVER						
Rampart Distribution Center (4)	Denver, CO	274,000 SF	274,000	100%	89/98/00	15,734,000
Oklahoma						
OKLAHOMA CITY						
Northpointe Commerce Center	Oklahoma City, OK	58,000 SF	58,000	84%	1998	4,516,000
TULSA						
Braniff Park West (2)	Tulsa, OK	259,000 SF	259,000	100%	1996	6,987,000
		317,000 SF	317,000			11,503,000
Mississippi						
Interchange Business Park (3)	Jackson, MS	127,000 SF		100%	1997	6,497,000
Tower Automotive	Madison, MS	210,000 SF		100%	2002	11,131,000
Metro Airport Commerce Center	Jackson, MS	32,000 SF		85%	2003	2,280,000
		369,000 SF	369,000			19,908,000
Michigan						
Auburn Facility	Auburn Hills, MI	114,000 SF	114,000	100%	1998	16,283,000
Other Properties						
LA Corporate Center	Los Angeles, CA	77,000 SF	77,000	100%	1996	7,956,000
Total		21,861,000 SF				$ 961,961,000



OVERVIEW

EastGroup's goal is to maximize shareholder value by being the leading provider in its markets of functional, flexible, and high quality business distribution space for location sensitive tenants primarily in the 5,000 to 50,000 square foot range. The Company develops, acquires and operates distribution facilities, the majority of which are clustered around major transportation features in supply constrained submarkets in major Sunbelt regions. The Company's core markets are in the states of Florida, Texas, California and Arizona.

The Company primarily generates revenue by leasing space at its real estate properties. As such, EastGroup's greatest challenge is leasing space at competitive market rates. The Company's primary risk is leasing space. During 2005, leases on 4,458,000 square feet (20.5%) of EastGroup's total square footage of 21,742,000 expired, and the Company was successful in renewing or re-leasing 68% of that total. In addition, EastGroup leased 1,699,000 square feet of other vacant space during the year. During 2005, average rental rates on new and renewal leases increased by 1.4%.

EastGroup's total leased percentage increased to 95.3% at December 31, 2005 from 94.4% at December 31, 2004. Leases scheduled to expire in 2006 were 14.2% of the portfolio on a square foot basis at December 31, 2005. Since the end of 2005, the Company has experienced positive leasing activity and reduced this percentage to 9.8% as of March 7, 2006. Property net operating income from same properties increased 1.2% for 2005 as compared to 2004. The fourth quarter of 2005 was EastGroup's tenth consecutive quarter of positive same property comparisons.

The Company generates new sources of leasing revenue through its acquisition and development programs. During 2005, EastGroup purchased 188 acres of land for development and seven properties (1,210,000 square feet) for approximately $95.5 million. The Company purchased an additional property for approximately $4.1 million, which is currently vacant and is being redeveloped into a state-of-the-art incubator research and development center. EastGroup plans to sell (at cost) a 20% ownership interest in this property to an entity controlled by its co-developer partner, who is also a 20% co-owner of the Company's University Business Center complex in the same submarket.

EastGroup continues to see targeted development as a major contributor to the Company's growth. The Company mitigates risks associated with development through a Board-approved maximum level of land held for development and adjusting development start dates according to leasing activity. During 2005, the Company transferred four properties (301,000 square feet) with aggregate costs of $15.4 million at the date of transfer from development to real estate properties. Three of these properties are 100% leased and the other is 86% leased. The Company transferred two additional properties to the portfolio in the first quarter of 2006 and expects to transfer two more in the second quarter, all of which are 100% leased. Also, the Company anticipates approximately $70 million in new development starts during 2006.

The Company sold two properties and one small parcel of land during 2005 for net proceeds of $6.0 million, generating combined gains of $1.2 million. These dispositions represented an opportunity to recycle capital into acquisitions and development with greater upside potential. For 2006, the Company has projected dispositions of approximately $35 million during the first half of the year and new acquisitions of $35 million in mid-year. The projected dispositions are all in Memphis and reflect the Company's plan of reducing ownership in Memphis, a noncore market, as market conditions permit.

The Company primarily funds its acquisition and development programs through a $175 million line of credit (as discussed in *Liquidity and Capital Resources*). As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate, nonrecourse first mortgage debt to replace the short-term bank borrowings.

On March 31, 2005, EastGroup closed the sale of 800,000 shares of its common stock. On May 2, 2005, the underwriter closed on the exercise of a portion of its over-allotment option and purchased 60,000 additional shares. Total net proceeds from the offering of the shares were approximately $31.6 million after deducting the underwriting discount and other offering expenses.

At December 31, 2005, the Company's investment in Industry Distribution Center II in Los Angeles was $2,618,000, a decrease of $6,638,000 from December 31, 2004. In May 2005, EastGroup and the property co-owner closed a nonrecourse first mortgage loan secured by Industry II. The Company has a 50% undivided tenant-in-common interest in the 309,000 square foot warehouse. The $13.3 million loan has a fixed interest rate of 5.31%, a ten-year term and an amortization schedule of 25 years. As part of this transaction, the loan proceeds payable to the property co-owner ($6.65 million) were paid to EastGroup to reduce the $6.75 million note that the Company advanced to the property co-owner in November 2004 related to the property's acquisition. Also at the closing of the permanent financing, the co-owner repaid the remaining balance of $100,000 on this note. The total proceeds of $13.3 million were used to reduce EastGroup's outstanding variable rate bank debt. In addition to the repayment of the $6.75 million note in 2005, the co-owner repaid the $800,000 additional note that EastGroup had advanced to the co-owner in 2004.

In late November 2005, the Company closed a $39 million, nonrecourse first mortgage loan secured by five properties. The note has a fixed interest rate of 4.98%, a ten-year term, and an amortization schedule of 20 years. The proceeds of the note were used to reduce floating rate bank borrowings. In 2006, the Company plans to obtain approximately $100 million of fixed rate debt, using the proceeds of the borrowings to reduce variable rate bank line balances.

Tower Automotive, Inc. (Tower) filed for Chapter 11 reorganization on February 2, 2005. Tower, which leases 210,000 square feet from EastGroup under a lease expiring in December 2010, is current with their rental payments to EastGroup through March 2006. EastGroup is obligated under a recourse mortgage loan on the property for $10,345,000 as of December 31, 2005. Property net operating income for 2005 was $1,374,000 for the property occupied by Tower. Rental income due for 2006 is $1,389,000 with estimated property net operating income for 2006 of $1,366,000.

EastGroup has one reportable segment—industrial properties. These properties are primarily located in major Sunbelt regions of the United States, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company's chief decision makers use two primary measures of operating results in making decisions: property net operating income (PNOI), defined as income from real estate operations less property operating expenses (before interest expense and depreciation and amortization), and funds from operations available to common stockholders (FFO), defined as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO based on the National Association of Real Estate Investment Trust's (NAREIT's) definition.

PNOI is a supplemental industry reporting measurement used to evaluate the performance of the Company's real estate investments. The Company believes that the exclusion of depreciation and amortization in the industry's calculation of PNOI provides a supplemental indicator of the property's performance since real estate values have historically risen or fallen with market conditions. PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other REITs. The major factors that influence PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating expenses. The Company's success depends largely upon its ability to lease space and to recover from tenants the operating costs associated with those leases.

Real estate income is comprised of rental income, pass-through income and other real estate income including lease termination fees. Property operating expenses are comprised of property taxes, insurance, utilities, repair and maintenance expenses, management fees, other operating costs and bad debt expense. Generally, the Company's most significant operating expenses are property taxes and insurance. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recovered.

The Company believes FFO is an appropriate measure of performance for equity real estate investment trusts. The Company believes that excluding depreciation and amortization in the calculation of FFO is appropriate since real estate values have historically increased or decreased based on market conditions. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to provide for the Company's cash needs, including its ability to make distributions. The Company's key drivers affecting FFO are changes in PNOI (as discussed above), interest rates, the amount of leverage the Company employs and general and administrative expense. The following table presents the three fiscal years reconciliations of PNOI and FFO Available to Common Stockholders to Net Income.

	Years Ended December 31, 2005	2004	2003
	(In thousands)		
Income from real estate operations	$ 125,548	113,688	106,571
Operating expenses from real estate operations	(35,687)	(31,983)	(31,298)
PROPERTY NET OPERATING INCOME	89,861	81,705	75,273
Equity in earnings of unconsolidated investment (before depreciation)	582	84	–
Income from discontinued operations (before depreciation and amortization)	70	540	700
Interest income	247	121	22
Gain on involuntary conversion	243	154	–
Gain on securities	–	–	421
Other income	264	289	227
Interest expense	(23,444)	(20,349)	(18,878)
General and administrative expense	(6,874)	(6,711)	(4,966)
Minority interest in earnings (before depreciation and amortization)	(625)	(633)	(561)
Gain on sale of nondepreciable real estate investments	33	–	6
Dividends on Series A preferred shares	–	–	(2,016)
Dividends on Series D preferred shares	(2,624)	(2,624)	(1,305)
Costs on redemption of Series A preferred	–	–	(1,778)
FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS	57,733	52,576	47,145
Depreciation and amortization from continuing operations	(39,234)	(33,135)	(31,626)
Depreciation and amortization from discontinued operations	(72)	(316)	(424)
Depreciation from unconsolidated investment	(132)	(15)	–
Minority interest depreciation and amortization	141	143	145
Gain on sale of depreciable real estate investments	1,131	1,450	106
Dividends on Series B convertible preferred shares	–	–	(2,598)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	19,567	20,703	12,748
Dividends on preferred shares	2,624	2,624	5,919
Costs on redemption of Series A preferred	–	–	1,778
NET INCOME	$ 22,191	23,327	20,445
Net income available to common stockholders per diluted share	$ .89	.98	.70
Funds from operations available to common stockholders per diluted share [1]	2.64	2.49	2.36
Diluted shares for earnings per share	21,892	21,088	18,194
Convertible preferred stock	–	–	1,814
[1] Diluted shares for funds from operations	21,892	21,088	20,008

The Company analyzes the following performance trends in evaluating the progress of the Company:

- The FFO change per share represents the increase or decrease in FFO per share from the same quarter in the current year compared to the prior year. FFO per share for the fourth quarter of 2005 was $.68 per share compared with $.64 per share for the same period of 2004, an increase of 6.3%. The increase in FFO for the fourth quarter was mainly due to a PNOI increase of $1,836,000, or 8.7%. This increase in PNOI was primarily attributable to $1,312,000 from 2004 and 2005 acquisitions, $510,000 from newly developed properties and $85,000 from same property growth. The fourth quarter of 2005 was the sixth consecutive quarter of increased FFO as compared to the previous year's quarter.

  For the year 2005, FFO was $2.64 per share compared with $2.49 for 2004, an increase of 6.0%. The increase in FFO for 2005 was mainly due to a PNOI increase of $8,156,000, or 10.0%. The increase in PNOI was primarily attributable to $4,898,000 from 2004 and 2005 acquisitions, $2,377,000 from newly developed properties and $935,000 from same property growth.
- Same property net operating income change represents the PNOI increase or decrease for operating properties owned during the entire current period and prior year reporting period. PNOI from same properties increased .4% for the fourth quarter. The fourth quarter of 2005 was the tenth consecutive quarter of positive results. For the year 2005, PNOI from same properties increased 1.2%.
- Occupancy is the percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period. Occupancy at December 31, 2005 was 94.3%, the highest level since the first quarter of 2001, and an increase from September 30, 2005 of 93.6%, June 30, 2005 of 91.8% and March 31, 2005 of 91.2%. Occupancy has ranged from 91.0% to 94.6% for eleven consecutive quarters.
- Rental rate change represents the rental rate increase or decrease on new leases compared to expiring leases on the same space. Rental rate decreases on new and renewal leases averaged 1.0% for the fourth quarter; for the year, rental rate increases averaged 1.4%.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's management considers the following accounting policies and estimates to be critical to the reported operations of the Company.

Real Estate Properties

The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on their respective fair values. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. Factors considered by management include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in Other Assets and Other Liabilities, respectively, on the consolidated balance sheets and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in Other Assets on the consolidated balance sheets and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction and lease-up, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalization of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities.

The Company reviews its real estate investments for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. Real estate assets to be sold are reported at the lower of the carrying amount or fair value less selling costs. The evaluation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. Currently, the Company's management is not aware of any impairment issues nor has it experienced any significant impairment issues in recent years. In the event of impairment, the property's basis would be reduced and the impairment would be recognized as a current period charge in the income statement.

Valuation of Receivables

The Company is subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit reviews and analyses on prospective tenants before significant leases are executed. On a quarterly basis, the Company evaluates outstanding receivables and estimates the allowance for doubtful accounts. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company believes that its allowance for doubtful accounts is adequate for its outstanding receivables for the periods presented. In the event that the allowance for doubtful accounts is insufficient for an account that is subsequently written off, additional bad debt expense would be recognized as a current period charge in the income statement.

Tax Status

EastGroup, a Maryland corporation, has qualified as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute at least 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2005, 2004 and 2003 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary.

FINANCIAL CONDITION

EastGroup's assets were $863,538,000 at December 31, 2005, an increase of $94,874,000 from December 31, 2004. Liabilities increased $81,998,000 to $496,972,000 and stockholders' equity increased $13,058,000 to $364,864,000 during the same period. The paragraphs that follow explain these changes in detail.

ASSETS

Real Estate Properties

Real estate properties increased $98,446,000 during the year ended December 31, 2005. This increase was primarily due to the purchase of seven properties for total costs of $70,882,000 and the transfer of four properties from development with total costs of $15,360,000, as detailed below.

Real Estate Properties Acquired in 2005	*Location*	*Size*	*Date Acquired*	*Cost* [1]
		(Square feet)		*(In thousands)*
Arion Business Park	San Antonio, TX	524,000	01-21-05	$ 35,603
Interstate Distribution Center	Jacksonville, FL	181,000	03-31-05	7,578
Benan Distribution Center	Tucson, AZ	44,000	06-15-05	2,549
Clay Campbell Distribution Center	Houston, TX	118,000	10-19-05	3,741
World Houston 18	Houston, TX	33,000	10-21-05	1,835
Wetmore Business Center	San Antonio, TX	198,000	12-01-05	12,299
Oak Creek Distribution Center IV	Tampa, FL	112,000	12-07-05	7,277
Total Acquisitions		1,210,000		$ 70,882

(1) Total cost of the properties acquired was $76,786,000, of which $70,882,000 was allocated to real estate properties as indicated above. Intangibles associated with the purchases of real estate were allocated as follows: $5,882,000 to in-place lease intangibles and $337,000 to above market leases (both included in Other Assets on the consolidated balance sheet) and $315,000 to below market leases (included in Other Liabilities on the consolidated balance sheet). All of these costs are amortized over the remaining lives of the associated leases in place at the time of acquisition. The Company paid cash of $46,286,000 for the properties and intangibles acquired, assumed mortgages totaling $29,218,000 and recorded premiums totaling $1,282,000 to adjust the mortgage loans assumed to fair value.

Real Estate Properties Transferred from Development in 2005	*Location*	*Size*	*Date Transferred*	*Cost at Transfer*
		(Square feet)		*(In thousands)*
Santan 10	Chandler, AZ	65,000	01-31-05	$ 3,493
Sunport Center V	Orlando, FL	63,000	01-31-05	3,259
Palm River South I	Tampa, FL	79,000	05-31-05	3,842
World Houston 16	Houston, TX	94,000	09-01-05	4,766
Total Developments Transferred		301,000		$ 15,360

In addition to acquisitions and developments in 2005, the Company made capital improvements of $11,262,000 on existing and acquired properties (shown by category in the *Capital Expenditures* table under *Results of Operations*). The Company also acquired one parcel of land for additional parking at an existing property for $221,000 and transferred land with costs of $662,000 from development to an operating property for a customer storage yard. Also, the Company incurred costs of $4,017,000 on development properties that had transferred to real estate properties; the Company records these expenditures as development costs during the 12-month period following transfer.

Real estate properties decreased $3,770,000 for one property that transferred to real estate held for sale during 2005, which was subsequently sold.

Development

The investment in development at December 31, 2005 was $77,483,000 compared to $39,330,000 at December 31, 2004. Total incremental capital investment for development for 2005 was $58,192,000. In addition to the costs of $54,175,000 incurred for the year as detailed in the development activity table, the Company incurred costs of $4,017,000 on developments during the 12-month period following transfer to real estate properties.

During 2005, EastGroup acquired 188.1 acres of development land as indicated below. Costs associated with these land acquisitions are all included in the respective markets in the development activity table.

Development Land Acquired in 2005	*Location*	*Size*	*Date Acquired*	*Cost*
				(In thousands)
Arion Business Park Land	San Antonio, TX	15.5 Acres	01-21-05	$ 2,093
Southridge Additional Land	Orlando, FL	32.2 Acres	01-24-05	1,920
Oak Creek Land	Tampa, FL	65.8 Acres	02-15-05	4,957
Freeport Land	Houston, TX	33.0 Acres	09-27-05	4,121
SunCoast Commerce Park Land	Fort Myers, FL	9.6 Acres	09-30-05	1,988
World Houston Land	Houston, TX	11.6 Acres	11-04-05	1,398
World Houston Land	Houston, TX	20.4 Acres	12-02-05	2,219
Total Development Land Acquisitions		188.1 Acres		$ 18,696

In addition to the land purchases, the Company acquired Castilian Research Center in Goleta (Santa Barbara), California for $4,129,000, which is included in the development table below. Castilian is currently vacant and is being redeveloped into a state-of-the-art incubator research and development center. EastGroup plans to sell (at cost) a 20% ownership interest in this property to an entity controlled by its co-developer partner, who is also a 20% co-owner of the Company's University Business Center complex in the same submarket.

The Company transferred four developments (two 100%, one 92% and one 86% leased at the date of transfer) to real estate properties during 2005 with a total investment of $15,360,000 as of the date of transfer. In addition, land with costs of $662,000 was transferred from development to an operating property for a customer storage yard.

		Costs Incurred			
DEVELOPMENT	*Size*	*Costs Transferred in 2005*	*For the Year Ended 12/31/05*	*Cumulative as of 12/31/05*	*Estimated Total Costs*(1)
	(Square feet)	*(In thousands)*			
LEASE-UP					
Executive Airport CC II, Fort Lauderdale, FL	55,000	$ –	1,513	4,484	4,600
Southridge I, Orlando, FL	41,000	–	2,087	2,931	3,900
Southridge V, Orlando, FL	70,000	–	3,390	4,672	4,900
Palm River South II, Tampa, FL	82,000	1,457	2,578	4,035	4,500
Sunport Center VI, Orlando, FL	63,000	1,044	2,290	3,334	3,800
Techway SW III, Houston, TX	100,000	1,150	3,246	4,396	5,700
Total Lease-up	411,000	3,651	15,104	23,852	27,400
UNDER CONSTRUCTION					
World Houston 15, Houston, TX	63,000	1,007	1,420	2,427	5,800
World Houston 21, Houston, TX	68,000	569	1,523	2,092	3,800
Southridge IV, Orlando, FL	70,000	1,905	1,525	3,430	4,700
Santan 10 II, Chandler, AZ	85,000	1,383	1,490	2,873	4,900
Arion 14, San Antonio, TX	66,000	517	1,134	1,651	3,700
Arion 17, San Antonio, TX	40,000	710	618	1,328	3,500
Oak Creek III, Tampa, FL	61,000	942	–	942	3,700
Southridge II, Orlando, FL	41,000	1,456	–	1,456	4,700
Castilian Research Center, Santa Barbara, CA	35,000	–	4,191	4,191	5,800
Total Under Construction	529,000	8,489	11,901	20,390	40,600
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Phoenix, AZ	129,000	(1,383)	348	1,161	6,500
Tucson, AZ	70,000	–	–	326	3,500
Tampa, FL	464,000	(2,399)	5,813	4,871	25,300
Orlando, FL	814,000	(4,405)	5,824	8,585	59,100
West Palm Beach, FL	20,000	–	76	554	2,300
Fort Myers, FL	126,000	–	2,081	2,081	8,800
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	1,317,000	(2,726)	8,336	11,514	69,300
San Antonio, TX	65,000	(1,227)	2,227	1,000	5,200
Jackson, MS	28,000	–	124	705	2,000
Total Prospective Development	3,284,000	(12,140)	24,829	33,241	191,600
	4,224,000	$ –	51,834	77,483	259,600
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING THE YEAR ENDED DECEMBER 31, 2005					
Santan 10, Chandler, AZ	65,000	$ –	187	3,493	
Sunport Center V, Orlando, FL	63,000	–	5	3,259	
Palm River South I, Tampa, FL	79,000	–	650	3,842	
World Houston 16, Houston, TX	94,000	–	1,499	4,766	
Total Transferred to Real Estate Properties	301,000	$ –	2,341	15,360 (2)	

(1) The information provided above includes forward-looking data based on current construction schedules, the status of lease negotiations with potential tenants and other relevant factors currently available to the Company. There can be no assurance that any of these factors will not change or that any change will not affect the accuracy of such forward-looking data. Among the factors that could affect the accuracy of the forward-looking statements are weather or other natural occurrence, default or other failure of performance by contractors, increases in the price of construction materials or the unavailability of such materials, failure to obtain necessary permits or approvals from government entities, changes in local and/or national economic conditions, increased competition for tenants or other occurrences that could depress rental rates, and other factors not within the control of the Company.

(2) Represents cumulative costs at the date of transfer.

Accumulated depreciation on real estate properties increased $31,765,000 primarily due to depreciation expense of $32,693,000 on real estate properties, offset by accumulated depreciation of $834,000 on one property transferred to real estate held for sale in 2005 as discussed below.

Real estate held for sale was $773,000 at December 31, 2005 and $2,637,000 at December 31, 2004. Delp Distribution Center II that was transferred to real estate held for sale in 2004 was sold at the end of February 2005. Lamar Distribution Center II was transferred from the portfolio in the second quarter of 2005 and was subsequently sold during the same period. The sale of Delp II and Lamar II reflects the Company's plan of reducing ownership in Memphis, a noncore market, as market conditions permit. Also, in the third quarter, the remaining Sabal land in Tampa was sold. See Note 2 in the Notes to the Consolidated Financial Statements for a summary of the gains on the sale of these properties.

The Company has a 50% undivided tenant-in-common interest in Industry Distribution Center II located in the City of Industry (Los Angeles), California. The building is 100% leased through December 2014 to a single tenant who owns the other 50% interest in the property. At December 31, 2005, the Company's investment in Industry II was $2,618,000, a decrease of $6,638,000 from December 31, 2004. In connection with the closing of Industry II in November 2004, EastGroup advanced a total of $7,550,000 in two separate notes to the property co-owner, one for $6,750,000 and one for $800,000. At the end of May 2005, EastGroup and the property co-owner closed a nonrecourse first mortgage loan secured by Industry II. The $13.3 million loan has a fixed interest rate of 5.31%, a ten-year term and an amortization schedule of 25 years. EastGroup's 50% share of the loan proceeds ($6.65 million) reduced the carrying value of the investment. The loan proceeds payable to the property co-owner ($6.65 million) were paid to EastGroup to reduce the $6.75 million note that the Company had advanced to the property co-owner. Also at the closing, the co-owner repaid the remaining balance of $100,000 on this note. The total proceeds of $13.3 million were used to reduce EastGroup's outstanding variable rate bank debt. The $800,000 note was repaid to EastGroup during the last half of 2005. See Notes 1(a), 3 and 4 in the Notes to the Consolidated Financial Statements for more information related to the unconsolidated investment and mortgage loans receivable.

A summary of the changes in Other Assets is presented in Note 5 in the Notes to the Consolidated Financial Statements.

LIABILITIES

Mortgage notes payable increased $43,287,000 during the year ended December 31, 2005. The Company closed a new $39,000,000, nonrecourse first mortgage loan that has a fixed interest rate of 4.98%, a ten-year term, and an amortization schedule of 20 years and used the proceeds of this note to reduce floating rate bank borrowings. During the period, EastGroup assumed three mortgages totaling $29,218,000 on the acquisitions of Arion, Interstate Jacksonville and Oak Creek IV and recorded premiums totaling $1,282,000 to adjust the mortgage loans assumed to fair value. These premiums are being amortized over the remaining lives of the associated mortgages. Also, the Company repaid five mortgages totaling $18,435,000 with a weighted average interest rate of 8.014%. Other decreases were regularly scheduled principal payments of $7,445,000 and mortgage loan premium amortization of $333,000.

Notes payable to banks increased $30,333,000 as a result of advances of $187,286,000 exceeding repayments of $156,953,000. The Company's credit facilities are described in greater detail under *Liquidity and Capital Resources.*

See Note 8 in the Notes to the Consolidated Financial Statements for a summary of changes in Accounts Payable and Accrued Expenses.

STOCKHOLDERS' EQUITY

Distributions in excess of earnings increased $22,723,000 as a result of dividends on common and preferred stock of $44,914,000 exceeding net income for financial reporting purposes of $22,191,000.

On March 31, 2005, EastGroup closed the sale of 800,000 shares of its common stock. On May 2, 2005, the underwriter closed on the exercise of a portion of its over-allotment option and purchased 60,000 additional shares. Total net proceeds from the offering of the shares were $31,597,000 after deducting the underwriting discount and other offering expenses.

RESULTS OF OPERATIONS

2005 Compared to 2004

Net income available to common stockholders for 2005 was $19,567,000 ($.91 per basic share and $.89 per diluted share) compared to $20,703,000 ($1.00 per basic share and $.98 per diluted share) for 2004. Diluted earnings per share (EPS) for 2005 included a $.05 per share gain on the sale of real estate properties compared to a $.07 per share gain on the sale of properties in 2004. PNOI increased by $8,156,000 or 10.0% for 2005 compared to 2004, primarily due to increased average occupancy, which includes new acquisitions and developments. Expense to revenue ratios were 28.4% in 2005 compared to 28.1% in 2004. The Company's percentage leased was 95.3% at December 31, 2005 compared to 94.4% at December 31, 2004. Occupancy at the end of 2005 was 94.3% compared to 93.2% at the end of 2004. Occupancy at the end of 2005 was the highest since the first quarter of 2001.

The increase in PNOI was primarily attributable to $4,898,000 from 2004 and 2005 acquisitions, $2,377,000 from newly developed properties and $935,000 from same property growth. These increases in PNOI were offset by increased depreciation and amortization expense and other costs as discussed below.

In November 2004, the Company acquired a 50% undivided tenant-in-common interest in Industry Distribution Center II and accounts for this investment under the equity method of accounting. The Company recognized $450,000 of equity in earnings from this unconsolidated investment in 2005 and $69,000 in 2004 (PNOI of $798,000 for 2005 and $84,000 for 2004 not included above). EastGroup also earned $224,000 and $65,000 for 2005 and 2004, respectively, in mortgage loan interest income on the advances that the Company made to the co-owner in connection with the closing of this property. These loans were repaid by the co-owner during 2005. See Notes 1(a), 3 and 4 in the Notes to the Consolidated Financial Statements for more information related to this investment and the mortgage loans receivable.

The following table presents the components of interest expense for 2005 and 2004:

	Years Ended December 31,		
	2005	2004	Increase (Decrease)
	(In thousands, except rates of interest)		
Average bank borrowings	**$100,504**	66,867	33,637
Weighted average variable interest rates	**4.53%**	2.76%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest (excluding loan cost amortization)	**4,555**	1,845	2,710
Amortization of bank loan costs	**357**	404	(47)
Total variable rate interest expense	**4,912**	2,249	2,663
FIXED RATE INTEREST EXPENSE (1)			
Fixed rate interest (excluding loan cost amortization)	**20,573**	19,388	1,185
Amortization of mortgage loan costs	**444**	427	17
Total fixed rate interest expense	**21,017**	19,815	1,202
Total interest	**25,929**	22,064	3,865
Less capitalized interest	**(2,485)**	(1,715)	(770)
TOTAL INTEREST EXPENSE	**$ 23,444**	20,349	3,095

(1) Does not include interest expense for discontinued operations. See Note 2 in the Notes to the Consolidated Financial Statements for this information.

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. Higher bank borrowings were attributable to increased acquisition and development activity during 2005. The Company's weighted average variable interest rates in 2005 were significantly higher than in 2004. Anticipating that variable rates would indeed rise over time, the Company has taken advantage of the lower available longer term interest rates in the market during the past several years and has closed several new mortgages with ten-year terms at fixed rates deemed by management to be attractive, thereby lowering the weighted average interest rates on mortgage debt. This strategy has also reduced the Company's exposure to changes in variable floating bank rates as the proceeds from the mortgages were used to reduce short-term bank borrowings. A summary of the Company's weighted average interest rates on mortgage debt for the past several years is presented below:

MORTGAGE DEBT AS OF:	WEIGHTED AVERAGE INTEREST RATE
December 31, 2001	7.61%
December 31, 2002	7.34%
December 31, 2003	6.92%
December 31, 2004	6.74%
December 31, 2005	6.31%

The increase in mortgage interest expense in 2005 was primarily due to the new and assumed mortgages on acquired properties detailed in the table below. The Company recorded premiums totaling $1,282,000 to adjust the mortgage loans assumed to fair market value. These premiums are being amortized over the lives of the assumed mortgages and reduce the contractual interest expense on these loans. The interest rates shown below for the assumed mortgages represent the fair market rates at the dates of assumption. (The Company assumed one additional mortgage loan in early January 2004, which had an immaterial effect on the increase in interest expense for 2005.)

NEW AND ASSUMED MORTGAGES	INTEREST RATE	DATE	AMOUNT
World Houston 17, Kirby, Americas Ten I, Shady Trail, Palm River North I, II & III and Westlake I & II	5.680%	09/29/04	$ 30,300,000
Arion Business Park (*assumed*)	4.450%	01/21/05	20,500,000
Interstate Distribution Center – Jacksonville (*assumed*)	5.640%	03/31/05	4,642,000
Chamberlain, Lake Pointe, Techway Southwest II and World Houston 19 & 20	4.980%	11/30/05	39,000,000
Oak Creek Distribution Center IV (*assumed*)	5.680%	12/07/05	4,076,000
Weighted Average/Total Amount	5.145%		$ 98,518,000

Mortgage principal payments were $25,880,000 in 2005 and $14,416,000 in 2004. Included in these principal payments are repayments of five mortgages totaling $18,435,000 in 2005 and three mortgages totaling $6,801,000 in 2004. The details of these mortgages are shown in the following table:

MORTGAGE LOANS REPAID IN 2005	INTEREST RATE	DATE REPAID	PAYOFF AMOUNT
Westport Commerce Center	8.000%	03/31/05	$ 2,371,000
Lamar Distribution Center II	6.900%	06/30/05	1,781,000
Exchange Distribution Center I	8.375%	07/01/05	1,762,000
Lake Pointe Business Park	8.125%	07/01/05	9,738,000
JetPort Commerce Park	8.125%	09/30/05	2,783,000
Weighted Average/Total Amount	8.014%		$ 18,435,000
MORTGAGE LOANS REPAID IN 2004			
Eastlake Distribution Center	8.500%	02/17/04	$ 3,000,000
Chamberlain Distribution Center	8.750%	07/01/04	2,172,000
56th Street Commerce Park	8.875%	07/30/04	1,629,000
Weighted Average/Total Amount	8.670%		$ 6,801,000

Depreciation and amortization increased $6,099,000 for 2005 compared to 2004. This increase was primarily due to properties acquired and transferred from development during 2004 and 2005. Property acquisitions and transferred developments were $92 million in 2005 and $49 million in 2004.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent increased income by $1,950,000 in 2005 compared to $2,925,000 in 2004.

Capital Expenditures

Capital expenditures for the years ended December 31, 2005 and 2004 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2005	*2004*
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ **506**	305
Tenant Improvements:			
New Tenants	Lease Life	**5,892**	4,498
New Tenants (*first generation*) [1]	Lease Life	**615**	1,105
Renewal Tenants	Lease Life	**1,374**	1,569
Other:			
Building Improvements	5-40 yrs	**1,312**	1,445
Roofs	5-15 yrs	**318**	1,645
Parking Lots	3-5 yrs	**999**	223
Other	5 yrs	**246**	76
Total capital expenditures		$ **11,262**	10,866

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in Other Assets. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2005 and 2004 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2005	*2004*
		(In thousands)	
Development	Lease Life	$ **1,405**	656
New Tenants	Lease Life	**2,497**	1,840
New Tenants (*first generation*) [1]	Lease Life	**187**	257
Renewal Tenants	Lease Life	**1,448**	1,429
Total capitalized leasing costs		$ **5,537**	4,182
Amortization of leasing costs [2]		$ **3,863**	3,392

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

The results of operations, including interest expense (if applicable), for the properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the consolidated income statements. During 2005, the Company sold two properties and one parcel of land and recognized total gains of $1,164,000. In 2004, the Company sold three properties and one parcel of land and recognized total gains of $1,450,000. See Notes 1(g) and 2 in the Notes to the Consolidated Financial Statements for more information related to discontinued operations and gains on the sale of these properties.

2004 Compared to 2003

Net income available to common stockholders for 2004 was $20,703,000 ($1.00 per basic share and $.98 per diluted share) compared to $12,748,000 ($.72 per basic share and $.70 per diluted share). Diluted EPS for 2004 included a $.07 per share gain on sale of real estate properties (compared to $.01 in 2003) and a $.01 per share gain on involuntary conversion resulting from insurance proceeds exceeding the net book value of two roofs replaced due to tornado damage. Diluted EPS for 2003 included a $.02 per share gain on securities and a $.10 per share reduction of EPS due to the write-off of the original issuance costs on the Series A Preferred Stock redemption in July 2003.

PNOI increased by $6,432,000 or 8.5% for 2004 compared to 2003, primarily due to increased average occupancy, which includes new acquisitions and developments. Expense to revenue ratios were 28.1% in 2004 compared to 29.4% in 2003. The Company's percentage leased was 94.4% at December 31, 2004 compared to 94.0% at December 31, 2003. Occupancy at the end of 2004 was 93.2% compared to 92.0% at the end of 2003.

As previously mentioned, in November 2004, the Company acquired a 50% undivided tenant-in-common interest in Industry Distribution Center II and accounts for this investment under the equity method of accounting. The Company recognized $69,000 of equity in earnings from this unconsolidated investment in 2004 (PNOI of $84,000 included above). EastGroup also earned $65,000 in mortgage loan interest income on the advances that the Company made to the co-owner in connection with the closing of this property. See Notes 1(a), 3 and 4 in the Notes to the Consolidated Financial Statements for more information related to this investment and mortgage loans receivable.

The following table presents the components of interest expense for 2004 and 2003:

	Years Ended December 31,		
	2004	*2003*	*Increase (Decrease)*
	(In thousands, except rates of interest)		
Average bank borrowings	$ **66,867**	65,399	1,468
Weighted average variable interest rates	**2.76%**	2.53%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest (excluding loan cost amortization)	**1,845**	1,651	194
Amortization of bank loan costs	**404**	409	(5)
Total variable rate interest expense	**2,249**	2,060	189
FIXED RATE INTEREST EXPENSE (1)			
Fixed rate interest (excluding loan cost amortization)	**19,388**	18,507	881
Amortization of mortgage loan costs	**427**	388	39
Total fixed rate interest expense	**19,815**	18,895	920
Total interest	**22,064**	20,955	1,109
Less capitalized interest	**(1,715)**	(2,077)	362
TOTAL INTEREST EXPENSE	$ **20,349**	18,878	1,471

(1) Does not include interest expense for discontinued operations. See Note 2 in the Notes to the Consolidated Financial Statements for this information.

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The Company has taken advantage of the lower available longer term interest rates in the market during the past several years and has closed several new mortgages with ten-year terms at fixed rates deemed by management to be attractive, thereby lowering the weighted average interest rates on mortgage debt. This strategy has also reduced the Company's exposure to changes in variable floating bank rates as the proceeds from the mortgages were used to reduce short-term bank borrowings. A summary of the Company's weighted average interest rates on mortgage debt for the past several years is presented below:

MORTGAGE DEBT AS OF:	WEIGHTED AVERAGE INTEREST RATE
December 31, 2000	7.72%
December 31, 2001	7.61%
December 31, 2002	7.34%
December 31, 2003	6.92%
December 31, 2004	6.74%

The increase in mortgage interest expense in 2004 was primarily due to the new and assumed mortgages on acquired properties detailed in the table below. The assumed mortgage below was not adjusted to fair value upon the property acquisition due to the Company's repayment of the mortgage within 12 months.

NEW AND ASSUMED MORTGAGES	INTEREST RATE	DATE	AMOUNT
Airport Commons Distribution Center (*assumed*)	8.125%	05/28/03	$ 1,478,000
Broadway V, 35th Avenue, Sunbelt, Freeport, Lockwood, Northwest Point, Techway Southwest I and World Houston 10, 11 & 14	4.750%	08/13/03	45,500,000
Blue Heron Distribution Center II	5.390%	01/15/04	1,778,000
World Houston 17, Kirby, Americas Ten I, Shady Trail, Palm River North I, II & III and Westlake I & II	5.680%	09/29/04	30,300,000
Weighted Average/Total Amount	5.179%		$ 79,056,000

Mortgage principal payments were $14,416,000 in 2004 and $9,599,000 in 2003. Included in these principals payments are repayments of three mortgages totaling $6,801,000 in 2004 and two mortgages totaling $2,814,000 in 2003. The details of these mortgages are shown in the following table:

MORTGAGE LOANS REPAID IN 2004	INTEREST RATE	DATE REPAID	PAYOFF AMOUNT
Eastlake Distribution Center	8.500%	02/17/04	$ 3,000,000
Chamberlain Distribution Center	8.750%	07/01/04	2,172,000
56th Street Commerce Park	8.875%	07/30/04	1,629,000
Weighted Average/Total Amount	8.670%		$ 6,801,000
MORTGAGE LOANS REPAID IN 2003			
Deerwood Distribution Center	8.375%	05/01/03	$ 1,346,000
Airport Commons Distribution Center (assumed)	8.125%	09/30/03	1,467,000
Weighted Average/Total Amount	8.245%		$ 2,813,000

Depreciation and amortization increased $1,509,000 for 2004 compared to 2003. This increase was primarily due to properties acquired and transferred from development during 2004 and 2003.

The increase in general and administrative expenses was $1,745,000 for 2004 compared to 2003. Compensation expense increased by $1,320,000, approximately half of which is due to the Company achieving goals in its incentive plans. The remaining amount is primarily due to increased employee costs for new personnel and salary increases. Accounting and legal costs increased by $463,000, mainly due to costs associated with compliance of the Sarbanes-Oxley Act of 2002.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent increased income by $2,925,000 in 2004 compared to $2,326,000 in 2003.

Capital Expenditures

Capital expenditures for the years ended December 31, 2004 and 2003 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2004	*2003*
		(In thousands)	
Upgrade on Acquisitions	40 yrs	**$ 305**	173
Tenant Improvements:			
New Tenants	Lease Life	**4,498**	4,222
New Tenants (*first generation*) (1)	Lease Life	**1,105**	874
Renewal Tenants	Lease Life	**1,569**	2,095
Other:			
Building Improvements	5-40 yrs	**1,445**	960
Roofs	5-15 yrs	**1,645**	2,383
Parking Lots	3-5 yrs	**223**	133
Other	5 yrs	**76**	89
Total capital expenditures		**$ 10,866**	10,929

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in Other Assets. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2004 and 2003 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2004	2003
		(In thousands)	
Development	Lease Life	$ **656**	919
New Tenants	Lease Life	**1,840**	2,102
New Tenants (*first generation*) [1]	Lease Life	**257**	123
Renewal Tenants	Lease Life	**1,429**	1,166
Total capitalized leasing costs		$ **4,182**	4,310
Amortization of leasing costs [2]		$ **3,392**	3,562

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

The results of operations, including interest expense (if applicable), for the properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the consolidated income statements. During 2004, the Company sold three properties and one parcel of land and recognized total gains of $1,450,000. In 2003, the Company sold one property and one parcel of land and recognized total gains of $112,000. In addition, the operations of Delp Distribution Center II and Lamar Distribution Center II are included in both years. Delp II was transferred to "held for sale" in December 2004 and was subsequently sold in February 2005. Lamar II was both transferred to "held for sale" and sold in 2005. See Notes 1(g) and 2 in the Notes to the Consolidated Financial Statements for more information related to discontinued operations and gains on the sale of these properties.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 153, *Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.* This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. SFAS 153 amends APB Opinion No. 29 (Opinion 29), *Accounting for Nonmonetary Transactions*, which was issued in 1973. The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaced it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company's adoption of this Statement in June 2005 had no impact on its overall financial position or results of operation as the Company had no nonmonetary asset exchanges during the periods presented nor does it expect to have nonmonetary asset exchanges in the immediate future.

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations–an interpretation of FASB Statement No. 143.* This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted this Interpretation on December 31, 2005 with no impact to its overall financial position or results of operations.

The FASB has issued SFAS No. 123 (Revised 2004), *Share-Based Payment.* The new FASB rule requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005, or January 1, 2006 for EastGroup. Early adoption of the Statement is encouraged. The Company currently accounts for stock-based compensation in accordance with SFAS 148. The Company has evaluated the potential impact of the adoption of SFAS 123R in 2006 and expects such adoption to have an immaterial impact on its overall financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $66,973,000 for the year ended December 31, 2005. The primary other sources of cash were from bank borrowings, proceeds from a new mortgage note and a common stock offering, repayments on mortgage loans receivable, distributions from an unconsolidated investment (primarily EastGroup's 50% share of loan proceeds) and the sale of real estate properties. The Company distributed $42,283,000 in common and $2,624,000 in preferred stock dividends during 2005. Other primary uses of cash were for bank debt repayments, construction and development of properties, purchases of real estate properties, mortgage note payments and capital improvements at various properties.

Total debt at December 31, 2005 and 2004 is detailed below. The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2005 and 2004.

	December 31,	
	2005	2004
	(In thousands)	
Mortgage notes payable – fixed rate	$ **346,961**	303,674
Bank notes payable – floating rate	**116,764**	86,431
Total debt	$ **463,725**	390,105

The Company has a three-year, $175 million unsecured revolving credit facility with a group of nine banks that matures in January 2008. The Company customarily uses this line of credit for acquisitions and developments. The interest rate on the facility is based on the LIBOR index and varies according to debt-to-total asset value ratios, with an annual facility fee of 20 basis points. EastGroup's interest rate under this facility is LIBOR plus .95%, except that it may be lower based upon the competitive bid option in the note (the Company was first eligible under this facility to exercise its option to solicit competitive bid offers in June 2005). The line of credit can be expanded by $100 million and has a one-year extension at EastGroup's option. At December 31, 2005, the weighted average interest rate was 5.15% on a balance of $113,000,000. The interest rate on each tranche is currently reset on a monthly basis. At March 8, 2006, the balance on this line was comprised of a $78 million tranche at 5.56% and $43.7 million in competitive bid loans at a weighted average rate of 5.08%.

The Company has a one-year $20 million unsecured revolving credit facility with PNC Bank, N.A. that matures in November 2006. This credit facility is customarily used for working cash needs. The interest rate on the facility is based on LIBOR and varies according to debt-to-total asset value ratios; it is currently LIBOR plus 1.10%. At December 31, 2005, the interest rate was 5.49% on $3,764,000.

As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate, nonrecourse first mortgage debt to replace the short-term bank borrowings.

On March 31, 2005, EastGroup closed the sale of 800,000 shares of its common stock. On May 2, 2005, the underwriter closed on the exercise of a portion of its over-allotment option and purchased 60,000 additional shares. Total net proceeds from the offering of the shares were $31,597,000 after deducting the underwriting discount and other offering expenses. The Company used the net proceeds from this offering for general corporate purposes, including acquisition and development of industrial properties and repayment of fixed rate debt maturing in 2005.

The Company has taken advantage of the lower available longer term interest rates in the market during the past several years and has closed several new mortgages with ten-year terms at fixed rates deemed by management to be attractive, thereby lowering the weighted average interest rates on mortgage debt. This strategy has also reduced the Company's exposure to changes in variable floating bank rates as the proceeds from the mortgages were used to reduce short-term bank borrowings. In late November 2005, the Company closed a $39 million nonrecourse first mortgage loan secured by five properties. The note has a fixed interest rate of 4.98%, a ten-year term, and an amortization schedule of 20 years. The proceeds of the note were used to reduce floating rate bank borrowings.

In January 2006, EastGroup sold its land investment in Madisonville, Kentucky for $825,000, generating a gain of $773,000, of which $592,000 will be recognized in the first quarter of 2006 and $181,000 will be deferred to future periods. As part of the transaction, the Company took back a $185,000 note at 7.00% from the buyer, which is scheduled for repayment over the next six years, beginning in February 2006. The remaining deferred gain will be recognized as payments on this note are received from the buyer.

Also subsequent to December 31, 2005, the Company entered into a contract to sell three of its Memphis properties (533,000 square feet) for a sales price of approximately $15.2 million. The sale of these properties is expected to close in March of 2006; however, there can be no assurance that the sale will actually occur.

Contractual Obligations

EastGroup's fixed, noncancelable obligations as of December 31, 2005 were as follows:

	Payments Due by Period				
	Total	*Less Than 1 Year*	*1-3 Years*	*3-5 Years*	*More Than 5 Years*
			(In thousands)		
Fixed Rate Debt Obligations (1)	$ 346,961	45,044	33,006	47,500	221,411
Interest on Fixed Rate Debt	111,622	21,136	35,448	28,805	26,233
Variable Rate Debt Obligations (2)	116,764	3,764	113,000	–	–
Operating Lease Obligations:					
Office Leases	1,156	298	600	258	–
Ground Leases	20,633	688	1,374	1,374	17,197
Development Obligations (3)	5,862	5,862	–	–	–
Tenant Improvements (4)	7,066	7,066	–	–	–
Purchase Obligations (5)	3,126	3,126	–	–	–
Total	$ 613,190	86,984	183,428	77,937	264,841

(1) These amounts are included on the Consolidated Balance Sheet. A portion of this debt is backed by a letter of credit totaling $10,464,000 at December 31, 2005. This letter of credit is renewable annually and expires on January 15, 2011.
(2) The Company's variable rate debt changes depending on the Company's cash needs and, as such, both the principal amounts and the interest rates are subject to variability. At December 31, 2005, the interest rate was 5.49% on $3,764,000 for the variable rate debt due in November 2006, and the rate for the $113,000,000 debt due in January 2008 was 5.15%. See Note 6 in the Notes to the Consolidated Financial Statements.
(3) Represents commitments on properties under development, except for tenant improvement obligations.
(4) Represents tenant improvement allowance obligations.
(5) At December 31, 2005, EastGroup was under contract to purchase one parcel of land. This acquisition is expected to close in June 2006.

The Company anticipates that its current cash balance, operating cash flows, and borrowings under its lines of credit will be adequate for (i) operating and administrative expenses, (ii) normal repair and maintenance expenses at its properties, (iii) debt service obligations, (iv) distributions to stockholders, (v) capital improvements, (vi) purchases of properties, (vii) development, and (viii) any other normal business activities of the Company, both in the short- and long-term.

INFLATION

In the last five years, inflation has not had a significant impact on the Company because of the relatively low inflation rate in the Company's geographic areas of operation. Most of the leases require the tenants to pay their pro rata share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. In addition, the Company's leases typically have three to five year terms, which may enable the Company to replace existing leases with new leases at a higher base if rents on the existing leases are below the then-existing market rate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its lines of credit and long-term debt maturities. This debt is used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's objective for interest rate risk management is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates but also has several variable rate bank lines as discussed under Liquidity and Capital Resources. The table below presents the principal payments due and weighted average interest rates for both the fixed rate and variable rate debt.

	2006	*2007*	*2008*	*2009*	*2010*	*Thereafter*	*Total*	*Fair Value*
Fixed rate debt(1) *(in thousands)*	$ 45,044	23,398	9,608	39,596	7,904	221,411	346,961	357,034(2)
Weighted average interest rate	6.07%	7.36%	6.40%	6.69%	6.11%	6.18%	6.31%	
Variable rate debt *(in thousands)*	$ 3,764	–	113,000	–	–	–	116,764	116,764
Weighted average interest rate	5.49%	–	5.15%	–	–	–	5.16%	

(1) The fixed rate debt shown above includes the Tower Automotive mortgage, which has a variable interest rate based on the one-month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03% for the 8-year term. Interest and related fees result in an annual effective interest rate of 5.3%.
(2) The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.

As the table above incorporates only those exposures that existed as of December 31, 2005, it does not consider those exposures or positions that could arise after that date. The ultimate impact of interest rate fluctuations on the Company will depend on the exposures that arise during the period and interest rates. If the weighted average interest rate on the variable rate bank debt as shown above changes by 10% or approximately 52 basis points, interest expense and cash flows would increase or decrease by approximately $603,000 annually.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $10,345,000 Tower Automotive Center recourse mortgage, which is summarized in the table below. Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes.

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Rate*	***Fair Value at 12/31/05***	*Fair Value at 12/31/04*
	(In thousands)				*(In thousands)*	
Swap	$10,345	12/31/10	1 month LIBOR	4.03%	**$311**	$14

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's shares of Common Stock are listed for trading on the New York Stock Exchange under the symbol "EGP." The following table shows the high and low share prices for each quarter reported by the New York Stock Exchange during the past two years and per share distributions paid for each quarter.

Shares of Common Stock Market Prices and Dividends

	Calendar 2005			*Calendar 2004*		
Quarter	***High***	***Low***	***Distributions***	*High*	*Low*	*Distributions*
First	**$39.90**	**35.60**	**$ .485**	$36.00	32.28	$ .480
Second	**43.50**	**36.21**	**.485**	35.75	27.85	.480
Third	**45.74**	**39.83**	**.485**	34.99	31.58	.480
Fourth	**46.95**	**40.00**	**.485**	38.65	33.05	.480
			$1.940			$1.920

As of March 7, 2006, there were approximately 1,040 holders of record of the Company's 22,037,832 outstanding shares of common stock. The Company distributed all of its 2005 and 2004 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years 2005 and 2004.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,	
	2005	*2004*
Common Share Distributions:		
Ordinary Income	**$1.4816**	1.4860
Return of capital	**.3724**	.4060
Long-term 15% capital gain	**.0032**	.0140
Long-term 25% capital gain	**.0828**	.0140
Total Common Distributions	**$1.9400**	1.9200

The following table sets forth selected consolidated financial data for the Company and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
OPERATING DATA					
Revenues					
Income from real estate operations	$ **125,548**	113,688	106,571	101,973	99,087
Equity in earnings of unconsolidated investment	**450**	69	–	–	–
Gain on involuntary conversion	**243**	154	–	–	–
Other income	**264**	289	227	617	727
	126,505	114,200	106,798	102,590	99,814
Expenses					
Operating expenses from real estate operations	**35,687**	31,983	31,298	29,362	25,138
Depreciation and amortization	**39,234**	33,135	31,626	29,944	26,567
General and administrative	**6,874**	6,711	4,966	4,179	4,573
Minority interest in joint ventures	**484**	490	416	375	350
	82,279	72,319	68,306	63,860	56,628
Income before gain on sale of real estate investments	**44,226**	41,881	38,492	38,730	43,186
Gain on sale of real estate investments	–	–	–	93	4,311
Income after gain on sale of real estate investments	**44,226**	41,881	38,492	38,823	47,497
Other Income (Expense)					
Gain on securities	–	–	421	1,836	2,967
Interest income	**247**	121	22	309	1,041
Interest expense	**(23,444)**	(20,349)	(18,878)	(17,246)	(17,677)
Income from Continuing Operations	**21,029**	21,653	20,057	23,722	33,828
Discontinued operations					
Income (loss) from real estate operations	**(2)**	224	276	(30)	354
Gain (loss) on sale of real estate investments	**1,164**	1,450	112	(66)	–
Income (loss) from discontinued operations	**1,162**	1,674	388	(96)	354
Net income	**22,191**	23,327	20,445	23,626	34,182
Preferred dividends-Series A	–	–	2,016	3,880	3,880
Preferred dividends-Series B	–	–	2,598	6,128	6,128
Preferred dividends-Series D	**2,624**	2,624	1,305	–	–
Costs on redemption of Series A preferred	–	–	1,778	–	–
Net income available to common stockholders	$ **19,567**	20,703	12,748	13,618	24,174
BASIC PER SHARE DATA					
Income from continuing operations	$ **.86**	.92	.70	.87	1.52
Income (loss) from discontinued operations	**.05**	.08	.02	(.01)	.02
Net income available to common stockholders	$ **.91**	1.00	.72	.86	1.54
Weighted average shares outstanding	**21,567**	20,771	17,819	15,868	15,697
DILUTED PER SHARE DATA					
Income from continuing operations	$ **.84**	.90	.68	.85	1.49
Income (loss) from discontinued operations	**.05**	.08	.02	(.01)	.02
Net income available to common stockholders	$ **.89**	.98	.70	.84	1.51
Weighted average shares outstanding	**21,892**	21,088	18,194	16,237	16,046
OTHER PER SHARE DATA					
Book value *(at end of year)*	$ **15.06**	15.14	16.01	15.11	16.19
Common distributions declared	**1.94**	1.92	1.90	1.88	1.80
Common distributions paid	**1.94**	1.92	1.90	1.88	1.80
BALANCE SHEET DATA (AT END OF YEAR)					
Real estate investments, at cost	$ **1,024,459**	904,312	842,577	791,684	741,755
Real estate investments, net of accumulated depreciation	**818,032**	729,250	695,643	672,707	649,554
Total assets	**863,538**	768,664	729,267	703,737	684,062
Mortgage, bond and bank loans payable	**463,725**	390,105	338,272	322,300	291,072
Total liabilities	**496,972**	414,974	360,518	345,493	311,613
Minority interest in joint venture	**1,702**	1,884	1,804	1,759	1,739
Total stockholders' equity	**364,864**	351,806	366,945	356,485	370,710

FORWARD-LOOKING STATEMENTS

In addition to historical information, certain sections of this report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those pertaining to the Company's hopes, expectations, anticipations, intentions, beliefs, budgets, strategies regarding the future, the anticipated performance of development and acquisition properties, capital resources, profitability and portfolio performance. Forward-looking statements involve numerous risks and uncertainties. The following factors, among others discussed herein, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or nonrenewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, environmental uncertainties, risks related to disasters and the costs of insurance to protect from such disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. The success of the Company also depends upon the trends of the economy, including interest rates and the effects to the economy from possible terrorism and related world events, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed elsewhere in this Form. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements. See also the Company's reports to be filed from time to time with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

ANNUAL CERTIFICATIONS TO NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION

The Company's Chief Executive Officer submitted his annual certification to the New York Stock Exchange (NYSE) on June 28, 2005, stating that he was not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual. Furthermore, the certifications of the Company's Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 and applicable SEC regulations have been filed as Exhibits 31(a) and 31(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and are included herein on page 58.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2005, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). EastGroup's Management Report on Internal Control Over Financial Reporting is presented below.

The report of KPMG LLP, the Company's independent registered public accounting firm, on management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting is presented on page 36.

There was no change in the Company's internal control over financial reporting during the Company's fourth fiscal quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

EastGroup's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, EastGroup conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on EastGroup's evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jackson, Mississippi
March 3, 2006

EASTGROUP PROPERTIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EastGroup Properties, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

Jackson, Mississippi
March 8, 2006

KPMG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited management's assessment, included in the accompanying *Management Report on Internal Control over Financial Reporting*, that EastGroup Properties, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that EastGroup Properties, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, EastGroup Properties, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 8, 2006, expressed an unqualified opinion on those consolidated financial statements.

Jackson, Mississippi
March 8, 2006

KPMG LLP

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	(In thousands, except for share and per share data)	
ASSETS		
Real estate properties	$ **943,585**	845,139
Development	**77,483**	39,330
	1,021,068	884,469
Less accumulated depreciation	**(206,427)**	(174,662)
	814,641	709,807
Real estate held for sale	**773**	2,637
Unconsolidated investment	**2,618**	9,256
Mortgage loans receivable	**–**	7,550
Cash	**1,915**	1,208
Other assets	**43,591**	38,206
TOTAL ASSETS	$ **863,538**	768,664
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	$ **346,961**	303,674
Notes payable to banks	**116,764**	86,431
Accounts payable & accrued expenses	**22,941**	16,181
Other liabilities	**10,306**	8,688
	496,972	414,974
Minority interest in joint venture	**1,702**	1,884
STOCKHOLDERS' EQUITY		
Series C Preferred Shares; $.0001 par value; 600,000 shares authorized; no shares issued	**–**	–
Series D 7.95% Cumulative Redeemable Preferred Shares and additional paid-in capital; $.0001 par value; 1,320,000 shares authorized and issued; stated liquidation preference of $33,000	**32,326**	32,326
Common shares; $.0001 par value; 68,080,000 shares authorized; 22,030,682 shares issued and outstanding at December 31, 2005 and 21,059,164 at December 31, 2004	**2**	2
Excess shares; $.0001 par value; 30,000,000 shares authorized; no shares issued	**–**	–
Additional paid-in capital on common shares	**392,126**	357,011
Distributions in excess of earnings	**(57,930)**	(35,207)
Accumulated other comprehensive income	**311**	14
Unearned compensation	**(1,971)**	(2,340)
	364,864	351,806
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **863,538**	768,664

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, 2005	2004	2003
	(In thousands, except per share data)		
REVENUES			
Income from real estate operations	$ 125,548	113,688	106,571
Equity in earnings of unconsolidated investment	450	69	–
Gain on involuntary conversion	243	154	–
Other income	264	289	227
	126,505	114,200	106,798
EXPENSES			
Expenses from real estate operations	35,687	31,983	31,298
Depreciation and amortization	39,234	33,135	31,626
General and administrative	6,874	6,711	4,966
Minority interest in joint venture	484	490	416
	82,279	72,319	68,306
OPERATING INCOME	44,226	41,881	38,492
OTHER INCOME (EXPENSE)			
Gain on securities	–	–	421
Interest income	247	121	22
Interest expense	(23,444)	(20,349)	(18,878)
INCOME FROM CONTINUING OPERATIONS	21,029	21,653	20,057
DISCONTINUED OPERATIONS			
Income (loss) from real estate operations	(2)	224	276
Gain on sale of real estate investments	1,164	1,450	112
INCOME FROM DISCONTINUED OPERATIONS	1,162	1,674	388
NET INCOME	22,191	23,327	20,445
Preferred dividends-Series A	–	–	2,016
Preferred dividends-Series B	–	–	2,598
Preferred dividends-Series D	2,624	2,624	1,305
Costs on redemption of Series A preferred	–	–	1,778
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ 19,567	20,703	12,748
BASIC PER COMMON SHARE DATA			
Income from continuing operations	$ .86	.92	.70
Income from discontinued operations	.05	.08	.02
Net income available to common stockholders	$ .91	1.00	.72
Weighted average shares outstanding	21,567	20,771	17,819
DILUTED PER COMMON SHARE DATA			
Income from continuing operations	$ .84	.90	.68
Income from discontinued operations	.05	.08	.02
Net income available to common stockholders	$ .89	.98	.70
Weighted average shares outstanding	21,892	21,088	18,194
Dividends declared per common share	$ 1.94	1.92	1.90

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Unearned Compensation	Undistributed Earnings (Distributions in Excess of Earnings)	Accumulated Other Comprehensive Income (Loss)	Total
	(In thousands, except for share and per share data)						
BALANCE, DECEMBER 31, 2002	$ 108,535	2	243,562	(2,781)	7,109	58	356,485
Comprehensive income							
Net income	–	–	–	–	20,445	–	20,445
Net unrealized change in investment securities	–	–	–	–	–	(355)	(355)
Net unrealized change in cash flow hedge	–	–	–	–	–	267	267
Total comprehensive income							20,357
Common dividends declared - $1.90 per share	–	–	–	–	(35,452)	–	(35,452)
Preferred stock dividends declared	–	–	–	–	(5,919)	–	(5,919)
Redemption of 1,725,000 shares of Series A preferred stock	(41,357)	–	–	–	(1,778)	–	(43,135)
Conversion of 2,800,000 shares of cumulative convertible preferred stock into 3,181,920 shares of common stock	(67,178)	–	67,178	–	–	–	–
Issuance of 1,320,000 shares of Series D preferred stock, net of expenses	32,326	–	–	–	–	–	32,326
Issuance of 1,418,887 shares of common stock, common stock offerings, net of expenses	–	–	38,974	–	–	–	38,974
Stock-based compensation, net of forfeitures	–	–	2,473	474	–	–	2,947
Issuance of 12,925 shares of common stock, dividend reinvestment plan	–	–	362	–	–	–	362
BALANCE, DECEMBER 31, 2003	32,326	2	352,549	(2,307)	(15,595)	(30)	366,945
Comprehensive income							
Net income	–	–	–	–	23,327	–	23,327
Net unrealized change in cash flow hedge	–	–	–	–	–	44	44
Total comprehensive income							23,371
Common dividends declared - $1.92 per share	–	–	–	–	(40,315)	–	(40,315)
Preferred stock dividends declared	–	–	–	–	(2,624)	–	(2,624)
Stock-based compensation, net of forfeitures	–	–	4,114	(33)	–	–	4,081
Issuance of 10,247 shares of common stock, dividend reinvestment plan	–	–	357	–	–	–	357
Other	–	–	(9)	–	–	–	(9)
BALANCE, DECEMBER 31, 2004	32,326	2	357,011	(2,340)	(35,207)	14	351,806
Comprehensive income							
Net income	–	–	–	–	22,191	–	22,191
Net unrealized change in cash flow hedge	–	–	–	–	–	297	297
Total comprehensive income							22,488
Common dividends declared - $1.94 per share	–	–	–	–	(42,290)	–	(42,290)
Preferred stock dividends declared	–	–	–	–	(2,624)	–	(2,624)
Issuance of 860,000 shares of common stock, common stock offering, net of expenses	–	–	31,597	–	–	–	31,597
Stock-based compensation, net of forfeitures	–	–	3,211	369	–	–	3,580
Issuance of 8,279 shares of common stock, dividend reinvestment plan	–	–	346	–	–	–	346
Other	–	–	(39)	–	–	–	(39)
BALANCE, DECEMBER 31, 2005	$ 32,326	2	392,126	(1,971)	(57,930)	311	364,864

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2005	2004	2003
	(In thousands)		
OPERATING ACTIVITIES			
Net income	**$ 22,191**	23,327	20,445
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization from continuing operations	**39,234**	33,135	31,626
Depreciation and amortization from discontinued operations	**72**	316	424
Minority interest depreciation and amortization	**(141)**	(143)	(145)
Amortization of mortgage loan premiums	**(333)**	(24)	–
Gain on sale of real estate investments from discontinued operations	**(1,164)**	(1,450)	(112)
Gain on involuntary conversion	**(243)**	(154)	–
Gain on real estate investment trust (REIT) shares	**–**	–	(421)
Stock-based compensation expense	**2,048**	1,256	620
Equity in earnings of unconsolidated investment net of distributions	**(20)**	(69)	–
Changes in operating assets and liabilities:			
Accrued income and other assets	**579**	(2,560)	(1,139)
Accounts payable, accrued expenses and prepaid rent	**4,750**	3,890	(1,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**66,973**	57,524	50,298
INVESTING ACTIVITIES			
Real estate development	**(58,192)**	(19,196)	(22,238)
Purchases of real estate	**(46,507)**	(19,666)	(19,034)
Real estate improvements	**(11,262)**	(10,866)	(10,929)
Purchase of unconsolidated investment	**–**	(9,187)	–
Distributions from unconsolidated investment	**6,658**	–	–
Advances on mortgage loans receivable	**–**	(7,550)	–
Repayments on mortgage loans receivable	**7,550**	–	13
Proceeds from sale of real estate investments	**6,034**	5,340	841
Proceeds from sale and liquidation of REIT shares	**–**	–	1,729
Changes in other assets and other liabilities	**(3,249)**	(4,235)	(4,907)
NET CASH USED IN INVESTING ACTIVITIES	**(98,968)**	(65,360)	(54,525)
FINANCING ACTIVITIES			
Proceeds from bank borrowings	**187,286**	153,572	175,944
Repayments on bank borrowings	**(156,953)**	(119,691)	(197,351)
Proceeds from mortgage notes payable	**39,000**	30,300	45,500
Principal payments on mortgage notes payable	**(25,880)**	(14,416)	(9,599)
Debt issuance costs	**(664)**	(1,436)	(716)
Distributions paid to stockholders	**(44,907)**	(42,550)	(42,749)
Redemption of Series A preferred stock	**–**	–	(43,135)
Proceeds from Series D preferred stock offering	**–**	–	32,326
Proceeds from common stock offerings	**31,597**	–	38,974
Proceeds from exercise of stock options	**1,507**	2,592	2,539
Proceeds from dividend reinvestment plan	**346**	357	362
Other	**1,370**	(1,470)	2,535
NET CASH PROVIDED BY FINANCING ACTIVITIES	**32,702**	7,258	4,630
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**707**	(578)	403
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,208**	1,786	1,383
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 1,915**	1,208	1,786
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest, net of amount capitalized of $2,485, $1,715 and $2,077 for 2005, 2004 and 2003, respectively	**$ 22,842**	19,638	18,068
Conversion of cumulative preferred stock into common stock	**–**	–	67,178
Fair value of debt assumed by the Company in the purchase of real estate	**30,500**	2,091	1,478
Common stock awards issued to employees and directors, net of forfeitures	**1,000**	879	(73)

See accompanying notes to consolidated financial statements.

DECEMBER 31, 2005, 2004 AND 2003

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of EastGroup Properties, Inc. (the Company or EastGroup), its wholly-owned subsidiaries and its investment in any joint ventures in which the Company has a controlling interest. At December 31, 2005, 2004 and 2003, the Company had a controlling interest in one joint venture: the 80% owned University Business Center. The Company records 100% of the joint venture's assets, liabilities, revenues and expenses with minority interest provided for in accordance with the joint venture agreement. The equity method of accounting is used for the Company's 50% undivided tenant-in-common interest in Industry Distribution Center II (see Note 3). All significant intercompany transactions and accounts have been eliminated in consolidation.

(b) Income Taxes

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2005, 2004 and 2003 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years ended 2005, 2004 and 2003.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,		
	2005	*2004*	*2003*
Common Share Distributions:			
Ordinary income	**$1.4816**	1.4860	1.68388
Return of capital	**.3724**	.4060	.21612
Long-term 15% capital gain	**.0032**	.0140	–
Long-term 25% capital gain	**.0828**	.0140	–
Total Common Distributions	**$1.9400**	1.9200	1.90000
Series A Preferred Share Distributions:			
Ordinary income	$ –	–	1.08125
Total Preferred A Distributions	$ –	–	1.08125
Series B Preferred Share Distributions:			
Ordinary income	$ –	–	1.64100
Total Preferred B Distributions	$ –	–	1.64100
Series D Preferred Share Distributions:			
Ordinary income	**$1.8788**	1.9512	.98830
Long-term 15% capital gain	**.0044**	.0180	–
Long-term 25% capital gain	**.1044**	.0184	–
Total Preferred D Distributions	**$1.9876**	1.9876	.98830

The Company's income differs for tax and financial reporting purposes principally because of (1) the timing of the deduction for the provision for possible losses and losses on investments, (2) the timing of the recognition of gains or losses from the sale of investments, (3) different depreciation methods and lives, and (4) real estate properties having a different basis for tax and financial reporting purposes.

(c) Income Recognition

Minimum rental income from real estate operations is recognized on a straight-line basis. The straight-line rent calculation on leases includes the effects of rent concessions and scheduled rent increases, and the calculated straight-line rent income is recognized over the lives of the individual leases. The Company maintains allowances for doubtful accounts receivables, including deferred rent receivable, based upon estimates determined by management. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Interest income on mortgage loans receivable is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected.

The Company recognizes gains on sales of real estate in accordance with the principles set forth in Statement of Financial Accounting Standards (SFAS) No. 66, "Accounting for Sales of Real Estate." Upon closing of real estate transactions, the provisions of SFAS No. 66 require consideration for the transfer of rights of ownership to the purchaser, receipt of an adequate cash down payment from the purchaser, adequate continuing investment by the purchaser and no substantial continuing involvement by the Company. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized by a method other than the full accrual method.

(d) Real Estate Properties

Geographically, the Company's investments are concentrated in major Sunbelt markets of the United States, primarily in the states of Florida, Texas, California and Arizona. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Real estate properties held for investment are reported at the lower of the carrying amount or fair value. Depreciation of buildings and other improvements, including personal property, is computed using the straight-line method over estimated useful lives of generally 40 years for buildings and 3 to 15 years for improvements and personal property. Building improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that extend the useful life of or improve the assets are capitalized. Depreciation expense for continuing and discontinued operations was $32,693,000, $29,249,000 and $28,128,000 for 2005, 2004 and 2003, respectively.

(e) Capitalized Development Costs

During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction and lease-up, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalization of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities. As the property becomes occupied, interest, depreciation, property taxes and other costs for the percentage occupied only are expensed as incurred. When the property becomes 80% occupied or one year after completion of the shell construction, whichever comes first, the property is no longer considered a development property and becomes an industrial property. When the property becomes classified as an industrial property, the entire property is depreciated accordingly, and all interest and property taxes are expensed.

(f) Real Estate Held for Sale

Real estate properties that are held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. In accordance with the guidelines established under SFAS No. 144, the results of operations for the properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the consolidated income statements. Interest expense is not generally allocated to the properties that are held for sale or whose operations are included under *Discontinued Operations* unless the mortgage is required to be paid in full upon the sale of the property.

(g) Investment in Real Estate Investment Trusts

Marketable equity securities owned by the Company are categorized as available-for-sale securities. Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. The costs of these investments are adjusted to fair market value with an equity adjustment to account for unrealized gains/losses as indicated above. At December 31, 2005 and 2004, the Company had no investments in marketable equity securities.

(h) Derivative Instruments and Hedging Activities

The Company applies SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in fair value are to be reported either in earnings or as a component of stockholders' equity depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish at the inception of the hedge the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company has an interest rate swap agreement, which is summarized in Note 6.

(i) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(j) Amortization

Debt origination costs are deferred and amortized using the straight-line method over the term of the loan. Amortization of loan costs for continuing operations was $801,000, $831,000 and $797,000 for 2005, 2004 and 2003, respectively.

Leasing costs are deferred and amortized using the straight-line method over the term of the lease. Leasing costs amortization expense for continuing and discontinued operations was $3,863,000, $3,392,000 and $3,562,000 for 2005, 2004 and 2003, respectively. Amortization expense for in-place lease intangibles is disclosed in *Business Combinations and Acquired Intangibles.*

(k) Business Combinations and Acquired Intangibles

Upon acquisition of real estate properties, the Company applies the principles of SFAS No. 141, "Business Combinations," to determine the allocation of the purchase price among the individual components of both the tangible and intangible assets based on their respective fair values. The Company determines whether any financing assumed is above or below market based upon comparison to similar financing terms for similar properties. The cost of the properties acquired may be adjusted based on indebtedness assumed from the seller that is determined to be above or below market rates. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models.

Factors considered by management include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in Other Assets and Other Liabilities, respectively, on the consolidated balance sheets and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in Other Assets on the consolidated balance sheets and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable. Amortization expense for in-place lease intangibles was $2,750,000, $810,000 and $360,000 for 2005, 2004 and 2003, respectively. Amortization of above and below market leases was immaterial for all periods presented. Projected amortization of in-place lease intangibles for the next five years as of December 31, 2005 is as follows:

Year	*(In thousands)*
2006	$ 2,480
2007	1,540
2008	900
2009	604
2010	256

Total cost of the properties acquired for 2005 was $76,786,000, of which $70,882,000 was allocated to real estate properties. In accordance with SFAS No. 141, intangibles associated with the purchases of real estate were allocated as follows: $5,882,000 to in-place lease intangibles and $337,000 to above market leases (both included in Other Assets on the balance sheet) and $315,000 to below market leases (included in Other Liabilities on the balance sheet). All of these costs are amortized over the remaining lives of the associated leases in place at the time of acquisition. The Company paid cash of $46,286,000 for the properties and intangibles acquired, assumed mortgages of $29,218,000 and recorded premiums totaling $1,282,000 to adjust the mortgage loans assumed to fair value.

The Company periodically reviews (at least annually) the recoverability of goodwill and (on a quarterly basis) the recoverability of other intangibles for possible impairment. In management's opinion, no material impairment of goodwill and other intangibles existed at December 31, 2005 and 2004.

(l) Stock-Based Compensation

The Company has a management incentive plan, which was adopted in 2004 (the "2004 Plan"), under which employees of the Company are issued common stock in the form of restricted stock and may, in the future, be issued other forms of stock-based compensation. Vesting in the stock is dependent on the achievement of goals and/or the passage of time. The purpose of the restricted stock plan is to act as a retention device since it allows participants to benefit from dividends as well as potential stock appreciation, while also aligning participants' interests with shareholder interests. The 2004 Plan replaced a previous plan adopted in 1994 (the "1994 Plan"), under which employees of the Company were also granted stock option awards, restricted stock and other forms of stock-based compensation.

The Company accounts for restricted stock in accordance with SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation*, and accordingly, compensation expense is recognized over the expected vesting period using the straight-line method. The Company records the fair market value of the restricted stock to additional paid-in capital when the shares are granted and offsets unearned compensation by the same amount. The unearned compensation is amortized over the restricted period into compensation expense. Previously expensed stock-based compensation related to forfeited shares reduces compensation expense during the period in which the shares are forfeited. During the restricted period, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. Share certificates and dividends are delivered to the employee as they vest.

Expected option lives for options granted to directors were eight years for 2003. The fair value of each stock option grant is estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions used for 2003: risk-free interest rate of 3.41%, dividend yield of 11.13%, and volatility factor of 18.8%. The weighted average fair value of each option granted for 2003 was $.36. No stock options were granted during 2005 and 2004. Stock-based compensation expense for options was immaterial for 2004 and 2003, with an immaterial effect to pro forma net income available to common stockholders and no effect to basic or diluted earnings per share (EPS). The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2005	2004	2003
	(In thousands, except per share data)		
Net income available to common stockholders as reported	$ 19,567	20,703	12,748
Add: Stock options compensation expense included in reported net income	–	1	8
Deduct: Total stock options compensation expense determined under fair value based method for all awards	–	(1)	(13)
Net income available to common stockholders pro forma	$ 19,567	20,703	12,743
Earnings per share:			
Basic – as reported	$ .91	1.00	.72
Basic – pro forma	.91	1.00	.72
Diluted – as reported	.89	.98	.70
Diluted – pro forma	.89	.98	.70

(m) Earnings Per Share

Basic EPS represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period. The Company's basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding.

Diluted EPS represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Company calculates diluted EPS by totaling net income available to common stockholders plus dividends on dilutive convertible preferred shares and dividing this numerator by the weighted average number of common shares outstanding plus the dilutive effect of stock options, nonvested restricted stock and convertible preferred stock, had the options or conversions been exercised. The dilutive effect of stock options and their equivalents (such as nonvested restricted stock) was determined using the treasury stock method which assumes exercise of the options as of the beginning of the period or when issued, if later, and assumes proceeds from the exercise of options are used to purchase common stock at the average market price during the period. The dilutive effect of convertible securities was determined using the if-converted method.

(n) Involuntary Conversion

In 2005, the Company recognized a gain on an involuntary conversion of $243,000 resulting from insurance proceeds exceeding the net book value of a roof replaced due to hurricane damage. In 2004, the Company recognized a gain on an involuntary conversion of $154,000 resulting from insurance proceeds exceeding the net book value of two roofs replaced due to tornado damage.

(o) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period, and to disclose material contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(p) New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29.* This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. SFAS 153 amends APB Opinion No. 29 (Opinion 29), *Accounting for Nonmonetary Transactions,* which was issued in 1973. The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaced it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company's adoption of this Statement in June 2005 had no impact on its overall financial position or results of operation as the Company had no nonmonetary asset exchanges during the periods presented nor does it expect to have nonmonetary asset exchanges in the immediate future.

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143.* This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred – generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted this Interpretation on December 31, 2005 with no impact to its financial positions or results of operations.

(q) Reclassifications

Certain reclassifications have been made in the 2004 and 2003 consolidated financial statements to conform to the 2005 presentation.

(2) REAL ESTATE OWNED

EastGroup has one reportable segment—industrial properties. These properties are primarily located in major Sunbelt regions of the United States, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company's real estate properties at December 31, 2005 and 2004 were as follows:

	December 31,	
	2005	*2004*
	(In thousands)	
Real estate properties:		
Land	**$ 152,954**	139,857
Buildings and building improvements	**656,897**	595,852
Tenant and other improvements	**133,734**	109,430
Development	**77,483**	39,330
	1,021,068	884,469
Less accumulated depreciation	**(206,427)**	(174,662)
	$ 814,641	709,807

The Company is currently developing the properties detailed below. Costs incurred include capitalization of interest costs during the period of construction. The interest costs capitalized on real estate properties for 2005 were $2,485,000 compared to $1,715,000 for 2004 and $2,077,000 for 2003.

Total capital investment for development during 2005 was $58,192,000. In addition to the costs incurred for the year as detailed in the table below, development costs included $4,017,000 for improvements on developments during the 12-month period following transfer to *Real Estate Properties.*

DEVELOPMENT	Size (Unaudited)	Costs Transferred in 2005	Costs Incurred For the Year Ended 12/31/05	Costs Incurred Cumulative as of 12/31/05	Estimated Total Costs (Unaudited)
	(Square feet)	(In thousands)			
LEASE-UP					
Executive Airport CC II, Fort Lauderdale, FL	55,000	$ –	1,513	4,484	4,600
Southridge I, Orlando, FL	41,000	–	2,087	2,931	3,900
Southridge V, Orlando, FL	70,000	–	3,390	4,672	4,900
Palm River South II, Tampa, FL	82,000	1,457	2,578	4,035	4,500
Sunport Center VI, Orlando, FL	63,000	1,044	2,290	3,334	3,800
Techway SW III, Houston, TX	100,000	1,150	3,246	4,396	5,700
Total Lease-up	411,000	3,651	15,104	23,852	27,400
UNDER CONSTRUCTION					
World Houston 15, Houston, TX	63,000	1,007	1,420	2,427	5,800
World Houston 21, Houston, TX	68,000	569	1,523	2,092	3,800
Southridge IV, Orlando, FL	70,000	1,905	1,525	3,430	4,700
Santan 10 II, Chandler, AZ	85,000	1,383	1,490	2,873	4,900
Arion 14, San Antonio, TX	66,000	517	1,134	1,651	3,700
Arion 17, San Antonio, TX	40,000	710	618	1,328	3,500
Oak Creek III, Tampa, FL	61,000	942	–	942	3,700
Southridge II, Orlando, FL	41,000	1,456	–	1,456	4,700
Castilian Research Center, Santa Barbara, CA	35,000	–	4,191	4,191	5,800
Total Under Construction	529,000	8,489	11,901	20,390	40,600
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Phoenix, AZ	129,000	(1,383)	348	1,161	6,500
Tucson, AZ	70,000	–	–	326	3,500
Tampa, FL	464,000	(2,399)	5,813	4,871	25,300
Orlando, FL	814,000	(4,405)	5,824	8,585	59,100
West Palm Beach, FL	20,000	–	76	554	2,300
Fort Myers, FL	126,000	–	2,081	2,081	8,800
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	1,317,000	(2,726)	8,336	11,514	69,300
San Antonio, TX	65,000	(1,227)	2,227	1,000	5,200
Jackson, MS	28,000	–	124	705	2,000
Total Prospective Development	3,284,000	(12,140)	24,829	33,241	191,600
	4,224,000	$ –	51,834	77,483	259,600
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING THE YEAR ENDED DECEMBER 31, 2005					
Santan 10, Chandler, AZ	65,000	$ –	187	3,493	
Sunport Center V, Orlando, FL	63,000	–	5	3,259	
Palm River South I, Tampa, FL	79,000	–	650	3,842	
World Houston 16, Houston, TX	94,000	–	1,499	4,766	
Total Transferred to Real Estate Properties	301,000	$ –	2,341	15,360 (1)	

(1) Represents cumulative costs at the date of transfer.

At December 31, 2004, the Company was offering for sale the Delp Distribution Center II in Memphis, Tennessee with a carrying value of $1,662,000 and 8.26 acres of land in Houston, Texas and Tampa, Florida with a carrying amount of $975,000. During the first quarter of 2005, the Company sold Delp II. During the second quarter of 2005, Lamar Distribution Center II was transferred to real estate held for sale and was subsequently sold during the quarter. During the third quarter, the Company sold the Tampa land with a carrying amount of $202,000. At December 31, 2005, the Houston land with a total carrying value of $773,000 was held for sale. No loss is anticipated on the sale of the properties that are held for sale.

In accordance with the guidelines established under SFAS No. 144, the results of operations for the properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the consolidated income statements. No interest expense was allocated to the properties that are held for sale or whose operations are included under *Discontinued Operations* except for Lamar Distribution Center II, the mortgage of which was required to be paid in full upon the sale of the property. Accordingly, *Discontinued Operations* includes interest expense of $64,000, $132,000 and $137,000 for 2005, 2004 and 2003, respectively. A summary of gains on sale of real estate investments for the years ended December 31, 2005, 2004 and 2003 follows:

Gains on Sale of Real Estate Investments

Real Estate Properties	*Location*	*Size*	*Date Sold*	*Net Sales Price*	*Basis*	*Recognized Gain*
					(In thousands)	
2005						
Delp Distribution Center II	Memphis, TN	102,000 SF	02/23/05	$ 2,085	1,708	377
Lamar Distribution Center II	Memphis, TN	151,000 SF	06/30/05	3,710	2,956	754
Sabal Land	Tampa, FL	1.9 Acres	09/30/05	239	206	33
				$ 6,034	4,870	1,164
2004						
Getwell Distribution Center	Memphis, TN	26,000 SF	06/30/04	$ 746	685	61
Sample 95 Business Park III	Pompano Beach, FL	18,000 SF	07/01/04	1,994	711	1,283
Viscount Distribution Center	Dallas, TX	104,000 SF	08/20/04	2,197	2,091	106
Sabal Land	Tampa, FL	4.4 Acres	10/04/04	403	403	–
				$ 5,340	3,890	1,450
2003						
Air Park Distribution Center II	Memphis, TN	17,000 SF	02/14/03	$ 445	339	106
Orlando Central Park Land	Orlando, FL	2.6 Acres	07/30/03	396	390	6
				$ 841	729	112

The following schedule indicates approximate future minimum rental receipts under noncancelable leases for real estate properties by year as of December 31, 2005:

Future Minimum Rental Receipts Under Noncancelable Leases

Years Ended December 31,	*(In thousands)*
2006	$ 97,601
2007	80,650
2008	61,609
2009	44,313
2010	28,754
Thereafter	53,772
Total minimum receipts	$ 366,699

Ground Leases

As of December 31, 2005, the Company owned two properties in Florida, two properties in Texas, one property in Arizona and one property in Mississippi that are subject to ground leases. These leases have terms of 40 to 75 years, expiration dates of August 2031 to November 2076, and renewal options of 15 to 35 years, except for the one lease in Arizona which is automatically renewed annually. Total lease expenditures for the years ended December 31, 2005, 2004 and 2003 were $686,000, $679,000 and $676,000, respectively. Payments on five of the properties are subject to increases at 3 to 10 year intervals based upon the agreed or appraised fair market value of the leased premises on the adjustment date or the Consumer Price Index percentage increase since the base rent date. The following schedule indicates approximate future minimum lease payments for these properties by year as of December 31, 2005:

Future Minimum Ground Lease Payments

Years Ended December 31,	*(In thousands)*
2006	$ 688
2007	687
2008	687
2009	687
2010	687
Thereafter	17,197
Total minimum payments	$ 20,633

(3) UNCONSOLIDATED INVESTMENT

In November 2004, the Company acquired a 50% undivided tenant-in-common interest in Industry Distribution Center II, a 309,000 square foot warehouse distribution building in the City of Industry (Los Angeles), California. The building was constructed in 1998 and is 100% leased through December 2014 to a single tenant who owns the other 50% interest in the property. This investment is accounted for under the equity method of accounting and had a carrying value of $2,618,000 at December 31, 2005, a decrease of $6,638,000 from $9,256,000 at December 31, 2004. At the end of May 2005, EastGroup and the property co-owner closed a nonrecourse first mortgage loan secured by Industry Distribution Center II. The $13.3 million loan has a fixed interest rate of 5.31%, a ten-year term and an amortization schedule of 25 years. The co-owner's 50% share of the loan proceeds ($6.65 million) were paid to EastGroup and reduced the Company's mortgage loan receivable (see Note 4). EastGroup's 50% share of the loan proceeds ($6.65 million) reduced the carrying value of the investment. EastGroup's share of this mortgage was $6,585,000 at December 31, 2005.

(4) MORTGAGE LOANS RECEIVABLE

In connection with the closing of the investment in Industry Distribution Center II, EastGroup advanced a total of $7,550,000 in two separate notes to the property co-owner, one for $6,750,000 and one for $800,000. As discussed in Note 3, the Company and the property co-owner secured permanent fixed-rate financing on the investment in Industry Distribution Center II in May 2005. As part of this transaction, the loan proceeds payable to the property co-owner ($6.65 million) were paid to EastGroup to reduce the $6.75 million note. Also at the closing of the permanent financing, the co-owner repaid the remaining balance of $100,000 on this note. The $800,000 note was repaid in full to EastGroup during the last half of 2005. Mortgage interest income for these notes was $224,000 for 2005 and $65,000 for 2004.

(5) OTHER ASSETS

A summary of the Company's Other Assets follows:

	December 31, 2005	December 31, 2004
	(In thousands)	
Leasing costs (principally commissions), net of accumulated amortization	$ **13,630**	12,003
Deferred rent receivable, net of allowance for doubtful accounts	**12,773**	10,832
Accounts receivable, net of allowance for doubtful accounts	**2,930**	2,316
Acquired in-place lease intangibles, net of accumulated amortization of $3,580 and $999 for 2005 and 2004, respectively	**6,062**	2,931
Goodwill	**990**	990
Prepaid expenses and other assets	**7,206**	9,134
	$ **43,591**	38,206

(6) NOTES PAYABLE TO BANKS

The Company has a three-year, $175 million unsecured revolving credit facility with a group of nine banks that matures in January 2008. The Company customarily uses this line of credit for acquisitions and developments. The interest rate on the facility is based on the LIBOR index and varies according to debt-to-total asset value ratios, with an annual facility fee of 20 basis points. EastGroup's interest rate under this facility is LIBOR plus .95%, except that it may be lower based upon the competitive bid option in the note (the Company was first eligible under this facility to exercise its option to solicit competitive bid offers in June 2005). The line of credit can be expanded by $100 million and has a one-year extension at EastGroup's option. At December 31, 2005, the weighted average interest rate was 5.15% on a balance of $113,000,000. The interest rate on each tranche is currently reset on a monthly basis.

The Company has a one-year $20 million unsecured revolving credit facility with PNC Bank, N.A. that matured in December 2005 and was renewed with a maturity date of November 2006. This credit facility is customarily used for working cash needs. The interest rate on the facility is based on LIBOR and varies according to debt-to-total asset value ratios; it is currently LIBOR plus 1.10%. At December 31, 2005, the interest rate was 5.49% on $3,764,000.

Average bank borrowings were $100,504,000 in 2005 compared to $66,867,000 in 2004 with weighted average interest rates of 4.53% in 2005 compared to 2.76% in 2004. Weighted average interest rates including amortization of loan costs were 4.89% for 2005 and 3.36% for 2004. Amortization of bank loan costs was $357,000, $404,000 and $409,000 for 2005, 2004 and 2003, respectively.

The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2005.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $10,345,000 Tower Automotive Center recourse mortgage (see Note 7). Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes. The interest rate swap agreement is summarized as follows:

Type of Hedge	Current Notional Amount	Maturity Date	Reference Rate	Fixed Rate	**Fair Value at 12/31/05**	Fair Value at 12/31/04
	(In thousands)				(In thousands)	
Swap	$10,345[1]	12/31/10	1 month LIBOR	4.03%	**$311**	$14

(1) This mortgage is backed by a letter of credit totaling $10,464,000 at December 31, 2005. The letter of credit is renewable annually and expires on January 15, 2011.

(7) MORTGAGE NOTES PAYABLE

A summary of mortgage notes payable follows:

Property	Rate	Monthly P&I Payment	Maturity Date	Carrying Amount of Securing Real Estate at December 31, 2005	Balance at December 31, 2005	Balance at December 31, 2004
				(In thousands)		
Westport Commerce Center	8.000%	$ 28,021	Repaid 03/05	$ –	–	2,407
Lamar Distribution Center II	6.900%	16,925	Repaid 06/05	–	–	1,820
Exchange Distribution Center I	8.375%	21,498	Repaid 07/05	–	–	1,816
Lake Pointe Business Park	8.125%	81,675	Repaid 07/05	–	–	9,830
Jetport Commerce Park	8.125%	33,769	Repaid 09/05	–	–	2,913
Huntwood Distribution Center	7.990%	100,250	08/22/06	15,292	**10,761**	11,089
Wiegman Distribution Center	7.990%	46,269	08/22/06	7,893	**4,967**	5,118
Arion Business Park[1]	4.450%	102,329	12/01/06	33,063	**20,784**	–
World Houston 1 & 2	7.770%	33,019	04/15/07	5,053	**4,122**	4,195
E. University I & II, Broadway VI, 55th Avenue and Ethan Allen	8.060%	96,974	06/26/07	20,711	**10,653**	10,945
Dominguez, Kingsview, Walnut, Washington, Industry and Shaw	6.800%	358,770	03/01/09	54,530	**37,532**	39,222
Auburn Facility	8.875%	52,109	09/01/09	12,992	**1,988**	2,416
Tower Automotive Center *(recourse)*[2]	5.300%	Semiannual	01/15/11	9,879	**10,345**	10,620
Interstate I, II & III, Venture, Stemmons Circle, Glenmont I & II, West Loop I & II, Butterfield Trail and Rojas	7.250%	325,263	05/01/11	44,521	**41,529**	42,388
America Plaza, Central Green and World Houston 3-9	7.920%	191,519	05/10/11	26,834	**24,958**	25,266
University Business Center (120 & 130 Cremona)	6.430%	81,856	05/15/12	9,561	**6,372**	6,925
University Business Center (125 & 175 Cremona)	7.980%	88,607	06/01/12	13,123	**10,499**	10,715
Oak Creek Distribution Center IV	5.680%	31,253	06/01/12	7,253	**4,439**	–
Airport Distribution, Southpointe, Broadway I, III & IV, Southpark, 51st Avenue, Chestnut, Main Street, Interchange Business Park, North Stemmons I and World Houston 12 & 13	6.860%	279,149	09/01/12	43,146	**37,801**	38,531
Interstate Distribution Center – Jacksonville	5.640%	31,645	01/01/13	7,372	**4,934**	–
Broadway V, 35th Avenue, Sunbelt, Freeport, Lockwood, Northwest Point, Techway Southwest I and World Houston 10, 11 & 14	4.750%	259,403	09/05/13	45,085	**43,245**	44,278
Kyrene Distribution Center I	9.000%	11,246	07/01/14	2,406	**805**	865
World Houston 17, Kirby, Americas Ten I, Shady Trail, Palm River North I, II & III and Westlake I & II[3]	5.680%	143,420	10/10/14	30,799	**30,300**	30,300
Chamberlain, Lake Pointe, Techway Southwest II and World Houston 19 & 20	4.980%	256,952	12/05/15	23,853	**39,000**	–
Blue Heron Distribution Center II	5.390%	16,176	02/29/20	5,832	**1,927**	2,015
				$ 419,198	**346,961**	303,674

(1) Interest only is paid on this note until December 2006.
(2) The Tower Automotive mortgage has a variable interest rate based on the one-month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03% for the 8-year term. Interest and related fees result in an annual effective interest rate of 5.3%. Semiannual principal payments are made on this note; interest is paid monthly. (See Note 6.) The principal amounts of these payments increase incrementally as the loan approaches maturity.
(3) Interest only is paid on this note until November 2006.

The Company currently intends to repay its debt service obligations, both in the short- and long-term, through its operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments. Principal payments due during the next five years as of December 31, 2005 are as follows:

Year	(In thousands)
2006	$ 45,044
2007	23,398
2008	9,608
2009	39,596
2010	7,904

(8) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of the Company's Accounts Payable and Accrued Expenses follows:

	December 31,	
	2005	2004
	(In thousands)	
Property taxes payable	$ **8,224**	6,689
Development costs payable	**2,777**	921
Dividends payable	**2,363**	2,355
Other payables and accrued expenses	**9,577**	6,216
	$ **22,941**	16,181

(9) COMMON STOCK ACTIVITY

The following table presents the common stock activity for the three years ended December 31, 2005:

	Years Ended December 31,		
	2005	2004	2003
		Common Shares	
Shares outstanding at beginning of year	**21,059,164**	20,853,780	16,104,356
Conversion of preferred into common stock	**–**	–	3,181,920
Common stock offerings	**860,000**	–	1,418,887
Stock options exercised	**72,415**	167,380	139,584
Dividend reinvestment plan	**8,279**	10,247	12,925
Management incentive stock awarded	**–**	–	2,108
Incentive restricted stock granted	**33,446**	36,767	–
Incentive restricted stock forfeited	**(3,396)**	(9,010)	(6,000)
Director incentive restricted stock granted	**481**	–	–
Director common stock awarded	**1,200**	–	–
Restricted stock withheld for tax obligations	**(907)**	–	–
Shares outstanding at end of year	**22,030,682**	21,059,164	20,853,780

Common Stock Issuances

On March 31, 2005, EastGroup closed the sale of 800,000 shares of its common stock. On May 2, 2005, the underwriter closed on the exercise of a portion of its over-allotment option and purchased 60,000 additional shares. Total net proceeds from the offering of the shares were $31,597,000 after deducting the underwriting discount and other offering expenses.

In May 2003, the Company completed a direct placement offering of 571,429 shares of its common stock at $26.25 per share. The proceeds of the offering were approximately $14,461,000, net of all related expenses. In November 2003, the Company completed a direct placement offering of 847,458 shares of its common stock at $29.50 per share. The proceeds of the offering were approximately $24,513,000, net of all related expenses.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan that allows stockholders to reinvest cash distributions in new shares of the Company.

Common Stock Repurchase Plan

EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. Under the common stock repurchase plan, the Company has purchased a total of 827,700 shares for $14,170,000 (an average of $17.12 per share) with 672,300 shares still authorized for repurchase. The Company has not repurchased any shares under this plan since 2000.

Shareholder Rights Plan

In December 1998, EastGroup adopted a Shareholder Rights Plan (the Plan) designed to enhance the ability of all of the Company's stockholders to realize the long-term value of their investment. Under the Plan, Shareholder Rights (Rights) were distributed as a dividend on each share of Common Stock (one Right for each share of Common Stock) held as of the close of business on December 28, 1998. A Right was also delivered with all shares of Common Stock issued after December 28, 1998. The Rights will expire at the close of business on December 3, 2008.

Each whole Right will entitle the holder to buy one one-thousandth (1/1000) of a newly issued share of EastGroup's Series C Preferred Stock at an exercise price of $70.00. The Rights attach to and trade with the shares of the Company's Common Stock. No separate Rights Certificates will be issued unless an event triggering the Rights occurs. The Rights will detach from the Common Stock and will initially become exercisable for shares of Series C Preferred Stock if a person or group acquires beneficial ownership of, or commences a tender or exchange offer which would result in such person or group beneficially owning, 15% or more of EastGroup's Common Stock, except through a tender or exchange offer for all shares which the Board determines to be fair and otherwise in the best interests of EastGroup and its shareholders. The Rights will also detach from the Common Stock if the Board determines that a person holding at least 9.8% of EastGroup's Common Stock intends to cause EastGroup to take certain actions adverse to it and its shareholders or that such holder's ownership would have a material adverse effect on EastGroup.

On December 20, 2004, EastGroup amended the Plan to require a committee comprised entirely of independent directors to review and evaluate the Plan to consider whether the maintenance of the Plan continues to be in the interest of the Company, its stockholders and other relevant constituencies of the Company at least every three years.

If any person becomes the beneficial owner of 15% or more of EastGroup's Common Stock and the Board of Directors does not within 10 days thereafter redeem the Rights, or a 9.8% holder is determined by the Board to be an adverse person, each Right not owned by such person or related parties will then enable its holder to purchase, at the Right's then-current exercise price, EastGroup Common Stock (or, in certain circumstances as determined by the Board, a combination of cash, property, common stock or other securities) having a value of twice the Right's exercise price.

Under certain circumstances, if EastGroup is acquired in a merger or similar transaction with another person, or sells more than 50% of its assets, earning power or cash flow to another entity, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other entity having a value of twice the Right's exercise price.

EastGroup will generally be entitled to redeem the Rights at $0.0001 per Right at any time until the 10th day following public announcement that a 15% position has been acquired, or until the Board has determined a 9.8% holder to be an adverse person. Prior to such time, the Board of Directors may extend the redemption period.

(10) STOCK-BASED COMPENSATION PLANS

The Company has a management incentive plan which was adopted in 2004 (the 2004 Plan), which authorizes the issuance of up to 1,900,000 shares of common stock (not including shares granted in the 1994 Plan) to employees in the form of options, stock appreciation rights, restricted stock, deferred stock units, performance shares, stock bonuses, and stock in place of cash compensation. The 2004 Plan has replaced the 1994 Plan. Under the 1994 Plan, employees of the Company were granted stock options (50% vested after one year and the other 50% after two years), an annual incentive award and restricted stock awards. Shares remaining for grant under the 1994 Plan were cancelled upon adoption of the 2004 Plan. Outstanding grants under the 1994 Plan will be fulfilled under that Plan. Total shares available for grant were 1,865,572, 1,898,945 and 543,577 at December 31, 2005, 2004 and 2003, respectively.

The following discussions and tables illustrate the Company's various forms of stock-based compensation. Stock-based compensation expense for these plans collectively was $2,048,000, $1,256,000 and $620,000 for 2005, 2004 and 2003, respectively.

Restricted Stock

The purpose of the restricted stock plan is to act as a retention device since it allows participants to benefit from dividends as well as potential stock appreciation. The Company records the fair market value of the restricted stock to additional paid-in capital when the shares are granted and offsets unearned compensation by the same amount. The unearned compensation is amortized over the restricted period into compensation expense. Previously expensed stock-based compensation related to forfeited shares reduces compensation expense during the period in which the shares are forfeited. During the restricted period, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. Share certificates and dividends are delivered to the employee as they vest. Vesting occurs from three to ten years from the date of the grant. Following is a summary of the total shares that will vest by year for the remainder of the vesting periods as of December 31, 2005.

Remaining Shares Vesting Schedule	*Number of Shares*
2006	56,757
2007	50,247
2008	35,220
2009	35,220
Total Nonvested Shares	177,444

Following is a summary of the total restricted shares granted, forfeited and delivered to officers and employees with related weighted average share prices for 2005, 2004 and 2003. Of the shares that vested in 2005, 907 shares were withheld by the Company to satisfy the tax obligations for those employees who elected this option as permitted under the applicable equity plan.

Restricted Stock Activity:	*Years Ended December 31,*					
	2005		*2004*		*2003*	
	Shares	*Weighted Average Share Price*	*Shares*	*Weighted Average Share Price*	*Shares*	*Weighted Average Share Price*
Nonvested at beginning of year	**204,348**	**$ 22.249**	183,100	$ 21.006	189,100	$ 21.010
Granted	**33,446**	**30.150**	36,767	30.593	–	–
Forfeited	**(3,396)**	**22.936**	(9,010)	27.308	(6,000)	21.096
Vested	**(56,954)**	**24.495**	(6,509)	27.300	–	–
Nonvested at end of year	**177,444**	**23.005**	204,348	22.249	183,100	21.006

Following is a summary of the total officers and employees stock options granted, exercised and expired with related weighted average share prices for 2005, 2004 and 2003.

Officers and Employees Stock Options

Stock Option Activity:	*Years Ended December 31,*					
	2005		*2004*		*2003*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**286,740**	**$ 19.853**	432,370	$ 18.394	567,704	$ 18.503
Granted	–	–	–	–	–	–
Exercised	**(34,665)**	**20.112**	(145,630)	15.578	(134,334)	18.802
Expired	**(1,000)**	**24.400**	–	–	(1,000)	25.095
Outstanding at end of year	**251,075**	**19.800**	286,740	19.853	432,370	18.394
Exercisable at end of year	**251,075**	**$ 19.800**	286,740	$ 19.853	427,695	$ 18.325

Officer and employee outstanding stock options at December 31, 2005, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*
$ 14.580-19.000	75,319	0.823 years	$ 16.226
20.000-22.000	167,406	2.698 years	21.227
22.400-25.750	8,350	5.728 years	23.413

(11) DIRECTORS EQUITY INCENTIVE PLAN

The Company has a director incentive plan which was adopted in 2000 (the 2000 Plan), which authorizes the issuance of up to 150,000 shares of common stock (not including shares granted in the 1994 Plan, as amended) upon exercise of any options. Options granted to directors vest 100% at the grant date. The 2000 Plan replaced the 1994 Plan. Under the 2000 Plan, each Non-Employee Director was granted an initial 7,500 options. Through the year 2003, 2,250 additional options were granted on the date of any Annual Meeting at which the Director was reelected to the Board. In lieu of option grants in 2004, cash awards totaling $34,000 were paid to the Non-Employee Directors.

At the Company's annual meeting in June 2005, the Company's shareholders approved the 2005 Directors Equity Incentive Plan (the 2005 Plan), which replaced the 2000 Plan. Shares remaining for grant under the 2000 Plan were cancelled upon adoption of the 2005 Plan. Outstanding grants under the 1994 and 2000 Plans will be fulfilled under those Plans. The 2005 Plan authorizes the issuance of up to 50,000 shares of common stock through awards of shares and restricted shares granted to Non-Employee Directors of the Company. In 2005, the Company granted 1,200 shares of common stock to directors under the 2005 Plan. In addition, 481 shares of restricted stock at $41.57 were granted during 2005, none of which was vested as of December 31, 2005. The restricted stock vesting period is 25% per year for four years. There were 48,319 shares available for grant under the 2005 Plan at December 31, 2005.

	Years Ended December 31,					
Stock Option Activity:	*2005*		*2004*		*2003*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**91,500**	**$ 22.118**	113,250	$ 20.726	107,250	$ 19.354
Granted	–	–	–	–	13,500	26.600
Exercised	**(37,750)**	**21.465**	(21,750)	14.872	(7,500)	11.670
Expired	–	–	–	–	–	–
Outstanding at end of year	**53,750**	**22.576**	91,500	22.118	113,250	20.726
Exercisable at end of year	**53,750**	**$ 22.576**	91,500	$ 22.118	113,250	$ 20.726
Available for grant at end of year	–	–	88,500	–	88,500	–

Director outstanding stock options at December 31, 2005, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*
$ 14.580-14.580	2,250	0.463 years	$ 14.580
19.375-21.750	27,000	3.672 years	20.829
24.020-26.600	24,500	6.709 years	25.234

(12) PREFERRED STOCK

Series A 9.00% Cumulative Redeemable Preferred Stock

In June 1998, EastGroup sold 1,725,000 shares of Series A 9.00% Cumulative Redeemable Preferred Stock at $25.00 per share in a public offering. The preferred stock was redeemable by the Company at $25.00 per share, plus accrued and unpaid dividends, on or after June 19, 2003. The preferred stock had no stated maturity, sinking fund or mandatory redemption and was not convertible into any other securities of the Company.

On July 7, 2003, the Company redeemed all of the outstanding Series A Preferred Stock. The redemption price of these shares (excluding accrued dividends) was $43,125,000. The original issuance costs of $1,768,000 related to Series A in 1998 were recorded as a preferred issuance cost and treated in a manner similar to a preferred dividend in the third quarter of 2003. The redemption cost was funded with the proceeds from the Company's common offering in May 2003 and the 7.95% Series D Cumulative Redeemable Preferred Stock offering in earlier July 2003.

The Company declared dividends of $1.08125 per share of Series A Preferred for 2003.

Series B 8.75% Cumulative Convertible Preferred Stock

In December 1998 and September 1999, EastGroup sold $10,000,000 and $60,000,000, respectively, of Series B 8.75% Cumulative Convertible Preferred Stock at a net price of $24.50 per share to Five Arrows Realty Securities II, L.L.C. (Five Arrows), an investment fund managed by Rothschild Realty, Inc., a member of the Rothschild Group. The Series B Preferred Stock, which was convertible into common stock at a conversion price of $22.00 per share (3,181,920 common shares), was entitled to quarterly dividends in arrears equal to the greater of $0.547 per share or the dividend on the number of shares of common stock into which a share of Series B Preferred Stock was convertible. In connection with this offering, EastGroup entered into certain related agreements with Five Arrows, providing, among other things, for certain registration rights with respect to the Series B Preferred Stock. Also, the preferred stock was not redeemable by the Company at its option prior to the fifth anniversary of the original date of issuance of the Series B Preferred Stock, after which it was redeemable at various redemption prices at certain dates and under certain circumstances.

During 2003, all of the 2,800,000 shares of the Series B Preferred Stock were converted into 3,181,920 common shares. Five Arrows began converting the shares in April 2003 and completed the conversion in November 2003. Since it was the policy of Five Arrows to not hold common stock, the common shares were sold in the market throughout the year with the final shares being sold on December 15, 2003.

The Company declared dividends of $1.641 per share of Series B Preferred for 2003.

Series D 7.95% Cumulative Redeemable Preferred Stock

In July 2003, EastGroup sold 1,320,000 shares of 7.95% Series D Cumulative Redeemable Preferred Stock at $25.00 per share in a direct placement. The preferred stock is redeemable by the Company at $25.00 per share, plus accrued and unpaid dividends, on or after July 2, 2008. The preferred stock has no stated maturity, sinking fund or mandatory redemption and is not convertible into any other securities of the Company.

The Company declared dividends of $1.9876 per share for Series D Preferred for both 2005 and 2004 and $.9883 per share for 2003.

(13) COMPREHENSIVE INCOME

Comprehensive income is comprised of net income plus all other changes in equity from nonowner sources. The components of accumulated other comprehensive income (loss) for 2005, 2004 and 2003 are presented in the Company's Consolidated Statements of Changes in Stockholders' Equity and are summarized below.

	2005	2004	2003
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):		*(In thousands)*	
Balance at beginning of year	$ **14**	(30)	58
Unrealized holding gains on REIT securities during the year	**–**	–	66
Less reclassification adjustment for gains on REIT securities included in net income	**–**	–	(421)
Change in fair value of interest rate swap	**297**	44	267
Balance at end of year	$ **311**	14	(30)

(14) EARNINGS PER SHARE

The Company applies SFAS No. 128, "Earnings Per Share," which requires companies to present basic EPS and diluted EPS. Reconciliation of the numerators and denominators in the basic and diluted EPS computations is as follows:

Reconciliation of Numerators and Denominators

	2005	2004	2003
		(In thousands)	
BASIC EPS COMPUTATION			
Numerator-net income available to common stockholders	**$ 19,567**	20,703	12,748
Denominator-weighted average shares outstanding	**21,567**	20,771	17,819
DILUTED EPS COMPUTATION			
Numerator-net income available to common stockholders	**$ 19,567**	20,703	12,748
Denominator:			
Weighted average shares outstanding	**21,567**	20,771	17,819
Common stock options	**171**	193	189
Nonvested restricted stock	**154**	124	186
Total Shares	**21,892**	21,088	18,194

The Company's Series B Preferred Stock, which was convertible into common stock at a conversion price of $22.00 per share, was not included in the computation of diluted earnings per share for 2003 due to its antidilutive effect. All of the Series B Preferred Stock was converted into common stock during 2003.

(15) QUARTERLY RESULTS OF OPERATIONS – UNAUDITED

	2005 Quarter Ended				2004 Quarter Ended			
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	(In thousands, except per share data)							
Revenues	$ 30,555	31,433	32,049	32,715	27,382	27,937	29,265	29,737
Expenses	(25,423)	(26,270)	(26,235)	(27,795)	(22,428)	(22,822)	(23,287)	(24,131)
Income from continuing operations	5,132	5,163	5,814	4,920	4,954	5,115	5,978	5,606
Income from discontinued operations	404	725	33	–	58	166	1,431	19
Net income	5,536	5,888	5,847	4,920	5,012	5,281	7,409	5,625
Preferred dividends	(656)	(656)	(656)	(656)	(656)	(656)	(656)	(656)
Net income available to common stockholders	$ 4,880	5,232	5,191	4,264	4,356	4,625	6,753	4,969
BASIC PER SHARE DATA								
Net income available to common stockholders	$ .23	.24	.24	.20	.21	.22	.32	.24
Weighted average shares outstanding	20,891	21,755	21,799	21,811	20,687	20,745	20,804	20,845
DILUTED PER SHARE DATA								
Net income available to common stockholders	$ .23	.24	.23	.19	.21	.22	.32	.23
Weighted average shares outstanding	21,196	22,073	22,130	22,147	21,114	21,142	21,179	21,157

The above quarterly earnings per share calculations are based on the weighted average number of common shares outstanding during each quarter for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each quarter for diluted earnings per share. The annual earnings per share calculations in the Consolidated Statements of Income are based on the weighted average number of common shares outstanding during each year for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each year for diluted earnings per share.

(16) DEFINED CONTRIBUTION PLAN

EastGroup maintains a 401(k) plan for its employees. The Company makes matching contributions of 50% of the employee's contribution (limited to 10% of compensation as defined by the plan) and may also make annual discretionary contributions. The Company's total expense for this plan was $387,000, $332,000 and $273,000 for 2005, 2004 and 2003, respectively.

(17) LEGAL MATTERS

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course of business or which is expected to be covered by the Company's liability insurance.

(18) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2005 and 2004. SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial Assets				
Mortgage loans receivable	$ –	–	7,550	7,550
Cash and cash equivalents	1,915	1,915	1,208	1,208
Interest rate swap	311	311	14	14
Financial Liabilities				
Mortgage notes payable	346,961	357,034	303,674	325,241
Notes payable to banks	116,764	116,764	86,431	86,431

Carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions, except as indicated in the notes below.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Mortgage Loans Receivable: The carrying amount at December 31, 2004 approximates fair value due to the issuance of the loans in November 2004.
Cash and Cash Equivalents: The carrying amounts approximate fair value because of the short maturity of those instruments.
Interest Rate Swap: The fair value of the interest rate swap is the amount at which it could be settled, based on estimates obtained from the counterparty. The interest rate swap is shown under *Other Assets* on the consolidated balance sheets.
Mortgage Notes Payable: The fair value of the Company's mortgage notes payable is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.
Notes Payable to Banks: The carrying amounts approximate fair value because of the variable rates of interest on the debt.

(19) SUBSEQUENT EVENTS

In January 2006, EastGroup sold its land investment in Madisonville, Kentucky for $825,000, generating a gain of $773,000, of which $592,000 will be recognized in the first quarter of 2006 and $181,000 will be deferred to future periods. As part of the transaction, the Company took back a $185,000 note at 7.00% from the buyer, which is scheduled for repayment over the next six years, beginning in February 2006. The remaining deferred gain will be recognized as payments on this note are received from the buyer.

Also subsequent to December 31, 2005, the Company entered into a contract to sell three of its Memphis properties (533,000 square feet) for a sales price of approximately $15.2 million. The sale of these properties is expected to close in March of 2006; however, there can be no assurance that the sale will actually occur.

(20) RELATED PARTY TRANSACTIONS

EastGroup and Parkway Properties, Inc. equally share the services and expenses of the Company's Chairman of the Board of Directors. These services and expenses include rent for office and storage space, administrative costs, insurance benefits, and entertainment and travel expenses. EastGroup and Parkway each pay a separate salary to the Chairman.

EastGroup also leases 12,000 square feet of space for its executive offices in Jackson, Mississippi in a building owned by Parkway.

GLOSSARY OF REIT TERMS

Listed below are definitions of commonly used real estate investment trust (REIT) industry terms. For additional information on REITs, please see the National Association of Real Estate Investment Trusts (NAREIT) web site at www.nareit.com.

Real Estate Investment Trust: A company that owns and, in most cases, operates income-producing real estate such as apartments, shopping centers, offices, hotels and warehouses. Some REITs also engage in financing real estate. The shares of most REITs are freely traded, usually on a major stock exchange.

To qualify as a REIT, a company must distribute at least 90 percent of its taxable income to its shareholders annually. A company that qualifies as a REIT is permitted to deduct dividends paid to its shareholders from its corporate taxable income. As a result, most REITs remit at least 100 percent of their taxable income to their shareholders and therefore owe no corporate federal income tax. Taxes are paid by shareholders on the dividends received. Most states honor this federal treatment and also do not require REITs to pay state income tax.

Industrial Properties: Generally consisting of four concrete walls tilted up on a slab of concrete with a roof that holds it all together. An internal office component is then added. Business uses include warehousing, distribution, light manufacturing and assembly, research and development, showroom, office, or a combination of some or all of the aforementioned.

Property Net Operating Income (PNOI): Income from real estate operations less property operating expenses (before interest expense and depreciation and amortization).

EBITDA: Earnings before interest, taxes, depreciation and amortization.

Funds From Operations (FFO): The most commonly accepted reporting measure of a REIT's operating performance. It is equal to a REIT's net income (loss) determined in accordance with generally accepted accounting principles, excluding gains or losses from sales of depreciable property, adding back real estate depreciation and amortization, and adjusting for unconsolidated partnerships and joint ventures.

Total Return: A stock's dividend income plus capital appreciation over a specified period as a percentage of the stock price at the beginning of the period.

Straight-Lining: The process of averaging the customer's rent payments over the life of the lease. Generally accepted accounting principles require real estate companies to "straight-line" rents.

Debt-to-Total Market Capitalization Ratio: A ratio calculated by dividing a company's debt by the total amount of a company's equity (at market value) and debt.

Percentage Leased: The percentage of total leasable square footage for which there is a signed lease, including month-to-month leases, as of the close of the reporting period. Space is considered leased upon execution of the lease.

Percentage Occupied: The percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period.

Same Store Properties: Operating properties owned during the entire current period and prior year reporting period. Development properties are excluded until stabilized for both the current and prior year reporting periods.

Business Distribution Facility: A warehouse building with a ceiling clear height of 18 to 24 feet, a depth of 200 feet or less, and an office build-out of 10-25 percent.

Certification of Chief Executive Officer
EastGroup Properties, Inc.

I, David H. Hoster II, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 9, 2006

DAVID H. HOSTER II
Chief Executive Officer

Certification of Chief Financial Officer
EastGroup Properties, Inc.

I, N. Keith McKey, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 9, 2006

N. KEITH MCKEY
Chief Financial Officer

CERTIFICATIONS

Certification of Chief Executive Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David H. Hoster II, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DAVID H. HOSTER II
Chief Executive Officer
March 9, 2006

Certification of Chief Financial Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, N. Keith McKey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

N. Keith McKey

N. KEITH MCKEY
Chief Financial Officer
March 9, 2006

Shareholder Information

CORPORATE HEADQUARTERS

300 One Jackson Place
188 East Capitol Street
Jackson, MS 39201
601-354-3555
601-352-1441 fax
www.eastgroup.net

REGIONAL OFFICES

2966 Commerce Park Drive	2200 East Camelback Road	4220 World Houston Parkway
Suite 450	Suite 210	Suite 170
Orlando, FL 32819	Phoenix, AZ 85016	Houston, TX 77032
407-251-7075	602-840-8600	281-987-7200
407-284-6545 fax	602-840-8602 fax	281-987-7207 fax

REGISTRAR AND TRANSFER AGENT

Shareholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact EastGroup's transfer agent:

Computershare Trust Company, N.A.
Post Office Box 43069
Providence, RI 02940-3069
800-446-2617 (U.S. and Canada)
781-575-2723 (Outside U.S. and Canada)
800-952-9245/781-575-2692 (Hearing Impaired/Outside U.S. and Canada)
www.computershare.com

DIVIDEND REINVESTMENT PLAN

EastGroup Properties Dividend Reinvestment Plan is a simple and convenient way to buy shares of EastGroup Properties common stock by reinvesting dividends without a brokerage commission. If you hold common stock shares registered in your name, questions pertaining to the Plan should be directed to the Transfer Agent. If your common stock shares are not registered in your name but held in your brokerage account, contact your brokerage firm or other nominee for more information.

ANNUAL MEETING

The annual shareholders meeting of EastGroup Properties will be held at 9:00 a.m. (CDT) on Wednesday, May 31, 2006, at the EastGroup offices in Jackson, Mississippi.

AUDITORS

KPMG LLP
1100 One Jackson Place
188 East Capitol Street
Jackson, MS 39201

LEGAL COUNSEL

Jaeckle Fleischmann & Mugel, LLP
Fleet Bank Building
Twelve Fountain Plaza
Buffalo, NY 14202

STOCK MARKET INFORMATION

EGP
LISTED
NYSE

New York Stock Exchange (NYSE)
Ticker Symbol: EGP

MEMBER

NAREIT

National Association of Real Estate Investment Trusts

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Company's Secretary, Post Office Box 22728, Jackson, MS 39225-2728.

www.eastgroup.net

THE OFFICERS



(left to right, top)

N. KEITH MCKEY, CPA
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

JOHN F. COLEMAN
Senior Vice President

WILLIAM D. PETSAS
Senior Vice President

DAVID H. HOSTER II
President and Chief Executive Officer

BRUCE CORKERN, CPA
Senior Vice President, Chief Accounting Officer and Controller

BRENT W. WOOD
Senior Vice President



(left to right, bottom)

CORY C. COLLINS
Vice President

BILL GRAY, CPA
Vice President

JANN W. PUCKETT
Vice President

CHRIS SEGREST
Vice President

MARY L. MCNAIR, CPA
Vice President and Assistant Controller

ANTHONY A. RUFRANO
Vice President

THE DIRECTORS

D. PIKE ALOIAN *New York, NY; Director since 1999; Managing Director of Rothschild Realty, Inc.* **H.C. BAILEY, JR.** *Jackson, MS; Director since 1980; Chairman and President, H.C. Bailey Company (real estate development and investment)* **HAYDEN C. EAVES III** *Pasadena, CA; Director since 2002; Managing Director of IDS Real Estate Group; Private Real Estate Investor* **FREDRIC H. GOULD** *New York, NY; Director since 1998; General Partner, Gould Investors LP* **DAVID H. HOSTER II** *Jackson, MS; President and Director since 1993; Chief Executive Officer since 1997* **MARY E. MCCORMICK** *Upper Arlington, Ohio; [illegible] 2003; Consultant* **DAVID M. OSNOS** *Washington, D.C.; Director since 1993; Of Counsel of the law firm of Arent Fox PLLC* **LELAND R. SPEED** *Jackson, MS; Director since 1978; Chief Executive Officer from 1983 to 1997, Chairman of the Board since 1983; Chairman of the Board, Parkway Properties, Inc.; Executive Director, Mississippi Development Authority* www.eastgroup.net